Exhibit 2.1

PURCHASE AGREEMENT

BY AND AMONG

COUPA SOFTWARE INCORPORATED,

HIPEROS, LLC,

GTCR/OPUS BLOCKER CORP.,

GTCR FUND X/C LP,

GTCR/OPUS SPLITTER LP

AND

OPUS GLOBAL HOLDINGS, LLC

DECEMBER 4, 2018

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A    Escrow Agreement

Exhibit B    Transition Services Agreement

Exhibit C    Accounts Included in and Illustrative Calculation of Net Working Capital

Exhibit D-1    Restructuring Transactions

Exhibit D-2    Restructuring Agreement

Exhibit E-1    Form IP Assignment and Assumption Agreement

Exhibit E-2    Form General Assignment and Assumption Agreement

Exhibit E-3    Form Real Estate Assignment and Assumption Agreement

Exhibit F    FIRPTA Certificates

OMITTED SCHEDULES TO THE PURCHASE AGREEMENT

Certain exhibits and schedules to this Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Coupa Software Incorporated hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that Coupa Software Incorporated reserves the right to request confidential treatment for portions of any such documents.

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 4, 2018 (the “Agreement Date”) by and among Coupa Software Incorporated, a Delaware corporation (“Buyer”), Hiperos, LLC, a Delaware limited liability company (“Hiperos”), GTCR/Opus Blocker Corp., a Delaware corporation (“Blocker” and together with Hiperos, collectively, the “Targets”), GTCR Fund X/C LP, a Delaware limited partnership (“Fund X/C”), GTCR/Opus Splitter LP, a Delaware limited partnership (“Splitter”), and Opus Global Holdings, LLC, a Delaware limited liability company (“Parent” and together with Fund X/C and Splitter, collectively, the “Sellers”).

RECITALS

A.    The managers or general partner (or applicable governing body) of each Seller have unanimously determined that it would be advisable and in the best interests of such Seller, respectively, that Buyer purchase from such Seller, and such Seller sell, transfer and assign to Buyer, all right, title and interest to 100% of the Target Equity, all on the terms set forth herein (the “Equity Purchase”), and, in furtherance thereof, have approved the Equity Purchase and the other transactions contemplated by this Agreement.

B.    Prior to the consummation of the transactions contemplated hereby, the Sellers and the Targets will have consummated the transactions set forth on Exhibit D-1 (the “Restructuring Transactions”) pursuant to a Restructuring Agreement substantially in the form attached hereto as Exhibit D-2 (the “Restructuring Agreement”).

C.    Buyer, Sellers and Targets desire to make certain representations, warranties, covenants and agreements in connection with the Equity Purchase and to prescribe various conditions to the Equity Purchase.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below.

“Acquisition Proposal” means with respect to Targets or the Business, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Buyer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any direct or indirect acquisition or purchase from any Seller Group Party, by any Person or Group of more than a 10% interest in the total outstanding voting securities of any Target or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of any Target, or any merger, consolidation, business combination or similar transaction involving any Target or the Business; (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 10% of the assets of any Target or of the Business in any single transaction or series of related transactions; (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of any Seller Group Party, or any extraordinary dividend or distribution, whether of cash or other property; or (D) any other transaction outside of the ordinary course of the Business the consummation of which could reasonably be expected to impede, interfere with, materially prevent or materially delay the Equity Purchase; in each case, other than the Restructuring Transactions.

“Action” means any action, suit, litigation, arbitration, mediation, proceeding, claim, complaint, allegation, demand, charge, grievance, prosecution, investigation, inquiry, hearing, audit, examination or subpoena (whether (i) civil, criminal, administrative, judicial, investigative or appellate, (ii) formal or informal, (iii) public or private, or (iv) at law or at equity), in each case, by or before any Governmental Authority or arbitration proceeding.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the first Person, including without limitation a Subsidiary of the first Person, a Person of which the first Person is a Subsidiary or another Subsidiary of a Person of which the first Person is also a Subsidiary; “control” (including the term “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or credit arrangement, as trustee or executor, or otherwise.

“Applicable Law” means, collectively: (A) all foreign, supranational, federal, state, local or municipal laws, statutes, ordinances, principles of common law, regulations, requirements, codes and rules; and (B) all Orders applicable to any Seller Group Party or any of their respective assets, properties or businesses.

“Balance Sheet Date” means October 31, 2018, the date of the Business Balance Sheet.

“Business” means the business of Hiperos as presently conducted, including without limitation the design, development, production, marketing, licensing, distribution, or sale of any Technology that is directed towards managing third-party business relationships, but which, for the avoidance of doubt, does not include the business that has been operated by the Other Opus Company.

“Business Balance Sheet” means the unaudited balance sheet of the Business as of October 31, 2018 included in the Business Financial Statements.

“Business Day” means a day (A) other than Saturday or Sunday and (B) on which commercial banks are open for business in San Francisco, California.

“Business Employees” means each current and former employee, natural person consultant, natural person contractor or director of any Seller Group Party who is or was directly engaged by a Seller Group Party and who provides or provided services to the Business.

“Business Financial Statements” means (A) the Business Balance Sheet, and (B) the unaudited combined balance sheet and combined income statement and cash flow statement of the Business as of and for the nine-month period ended September 30, 2018.

“Buyer Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of Buyer by an officer or officers of Buyer at the Closing pursuant to Article 8 and the Escrow Agreement.

“Closing Cash” means (i) collectively each Target’s cash and cash equivalents as of immediately prior to the Closing Date, plus (ii) the amount set forth on Schedule 1.1(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Software Agreements” means Contracts for commercially available, “off-the-shelf” software or Technology that is not incorporated into any Transferred Product or Service, with a purchase price or ongoing yearly payments of less than $50,000.

“Confidential Information” means all non-public information, documents and materials relating to the Targets and the Business (including trade secrets, Intellectual Property, software and documentation, client information, subcontractor information (including lists of clients and subcontractors), company policies, practices and codes of conduct, internal analyses, analyses of competitive products, strategies, merger and acquisition plans, marketing plans, corporate financial information, information related to negotiations with third parties, contracts and sales proposals, pricing and costs of specific products and services, training materials, and other sensitive information), in each case, obtained, produced or distributed on or prior to the Closing. The term “Confidential Information” shall not include any information (i) in the public domain by means other than disclosure by any Seller Group Party in breach of this Agreement or (ii) information the Buyer previously agrees in writing may be disclosed.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, right, permit, mortgage, guarantee, purchase order, insurance policy, benefit plan or commitment or undertaking of any nature, in each case as amended, supplemented or otherwise modified.

“Debt” means, with respect to any Person, the aggregate of the following (without duplication): (A) any liability of such Person (1) for borrowed money (including the current portion thereof), (2) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance, note purchase facility, credit card line or the like, in each case, to the extend drawn, (3) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (4) for the deferred purchase price of property or services (other than trade payables and other current liabilities incurred in the ordinary course of business and included in the calculation of Net Working Capital), (5) under any capitalized or synthetic leases, (6) under any financial hedging, swap or similar arrangements, or (7) for unpaid management fees or similar obligations to Affiliates of such Person; and (B) any liability described in clause (A) of other Persons to the extent guaranteed by such first Person, or recourse to such first Person or any of its assets, or that is otherwise the legal liability of such first Person. Debt (i) includes (without duplication) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any Debt, (ii) includes (without duplication) any and all amounts of fees or expenses owed by any Target to Fund X/C or any of its Affiliates under any management or similar agreement, and (iii) excludes (without duplication) any and all amounts of the nature described in clauses (A)(1)-(5) owed by a Target to any other Target.

“delivered” means, with respect to any statement in Article 3 or Article 4 of this Agreement to the effect that any information, document or other material has been “delivered” to Buyer or its representatives, that such information, document or material was available for review by Buyer or its representatives in the virtual data room hosted on www.dfsvenue.com in connection with this Agreement as of 5:00 p.m. Pacific Time on the date one Business Day prior to the Agreement Date.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothecation, charge, security interest, title retention device, collateral assignment, adverse claim, restriction, infringement, interference, option, right of first refusal, preemptive right, community property interest or other encumbrance or restriction of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, proprietorship, company (including any company limited by shares, limited liability company or joint stock company), firm, society, enterprise, association, organization or other entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Entity which is a member of: (A) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (B) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (C) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes a Target.

“Escrow Agent” means CitiBank N.A.

“Escrow Cash” means cash, in an aggregate amount equal to ten percent (10%) of the Purchase Price.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Liabilities” means (a) any and all Liabilities of any Seller Group Party (other than any Liabilities of a Target or Liabilities to be assumed by Hiperos pursuant to the Contracts attached hereto as Exhibit E-1 and Exhibit E-2) and (b) any and all Liabilities of a Target to the extent solely arising as a result of the Restructuring Transactions (other than any Liabilities of a Target or Liabilities to be assumed by Hiperos pursuant to the Contracts attached hereto as Exhibit E-1 and Exhibit E-2).

“Financial Statements” means the Business Financial Statements and the Hiperos Financial Statements.

“Fraud” means actual common law fraud with the element of scienter in the making of the representations and warranties in Article 3, Article 4 or Article 5.

“Government Contract” means any Contract with any Governmental Authority.

“Governmental Authority” means any: (A) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (B) federal, state, local, municipal, foreign or other government; (C) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (D) Entity to whom a Governmental Authority has assigned or delegated any authority or oversight responsibilities.

“Group” means the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Hiperos Financial Statements” means the audited consolidated balance sheets, consolidated statements of comprehensive income, and consolidated statements of cash flows of Hiperos as of and for the year ended December 31, 2017 and December 31, 2016.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Inbound IP Rights Agreements” means any Contract pursuant to which (a) any Target and/or (b) a Seller Group Party in respect of the Business, in each case receives licenses in, to, or under the Intellectual Property Rights of any other Person or to use the Technology of any other Person.

“Indemnified Taxes” means, without duplication, (a) any Taxes of Targets with respect to any Pre-Closing Tax Period, (b) any Taxes of Targets that result from the Restructuring Transactions, (c) any Taxes of the Seller Group Parties or other direct or indirect equity holders of Targets for which a Target is liable, whether by reason of any requirement to withhold or otherwise, in connection with any compensatory payment required pursuant to, or arising as a result of, this Agreement, the transactions contemplated herein, the Restructuring Transactions or the Equity Purchase (but excluding, for the avoidance of doubt, payments made by the Targets after the Closing), (d) any Taxes for which any Target is liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Tax law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group of which any Target was a member in any Pre-Closing Tax Period, (e) any Taxes of another Person for which any Target is liable as a result of being a successor or transferee of such Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, by Contract or otherwise, (f) the employer’s portion of payroll Taxes arising in connection with any compensatory payment required pursuant to, or arising directly as a result of, this Agreement, the transactions contemplated herein or the Equity Purchase, and (g) any Transfer Taxes, in each case whether or not such taxes are due and payable as of the Closing Date, other than, in each case, Taxes resulting from an amendment of any of the Targets’ Tax Returns or a tax election that has retroactive effect to any Pre-Closing Tax Period. Notwithstanding anything to the contrary herein, Indemnified Taxes shall also include the Pre-Closing Federal NOL Reduction Amount. Buyer acknowledges and agrees that making a claim for Indemnified Taxes shall be its sole and exclusive remedy in respect of any breach of the representations and warranties in Section 3.7(m) or the amount, sufficiency or usability of any net operating loss, capital loss, tax basis or other tax attribute.

“Intellectual Property” means Intellectual Property Rights and Technology.

“Intellectual Property Rights” means any and all industrial and intellectual property rights and all intangible rights associated therewith, throughout the world, including (A) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (B) all rights in inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, (C) all rights in industrial designs and any registrations and applications therefor, (D) all rights in trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, (E) all rights in Internet domain name registrations, Internet and World Wide Web URLs or addresses, (F) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, (G) all rights in computer software, including all source code, object code, firmware, development tools, files, records and data, (H) all rights in databases and data collections, (I) all rights in moral and economic rights of authors and inventors, however denominated, and (J) any similar or equivalent rights to any of the foregoing.

“intentional misrepresentation” means actual and intentional misrepresentation with the intent to deceive in the making of the representations and warranties in Article 3, Article 4 or Article 5.

“knowledge” of the Seller Group Parties means the actual knowledge, after reasonable inquiry, of Emanuele Conti, Glenn Renzulli or Lee Kirschbaum.

“Liability” means any debt, obligation, duty or liability of any nature (whether direct or indirect, known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, absolute or contingent, determined or conditional, express or implied, fixed or variable and whether vicarious, derivative, joint, several or secondary), including any such debt, obligation, duty or liability arising under any Applicable Law or Contract, regardless of whether any such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with U.S. GAAP or is immediately due and payable.

“Material Adverse Effect” when used in connection with an Entity or Entities means any change, event, circumstance, condition or effect (regardless of whether or not such change, event, circumstance, condition or effect is inconsistent with the representations or warranties made by such Entity in this Agreement) that, individually or in the aggregate, taking into account all other changes, events, circumstances, conditions or effects, is or is reasonably likely to be materially adverse to the condition (financial or otherwise), properties, products, assets (including intangible assets), liabilities, business, operations or results of operations of such Entity and its subsidiaries, taken as a whole, except to the extent that any such change, event, condition or effect results from (1) changes in general economic conditions (provided that such changes do not affect such Entity disproportionately as compared to such Entity’s competitors), (2) changes generally affecting the industry in which such Entity operates (provided that such changes do not affect such Entity disproportionately as compared to such Entity’s competitors), (3) any acts of terrorism, military action or war (provided that such acts do not affect such Entity disproportionately as compared to such Entity’s competitors), (4) changes in Applicable Law or U.S. GAAP generally affecting the industry in which such Entity operates (provided that such changes do not affect such Entity disproportionately as compared to such Entity’s competitors), (5) the announcement or pendency of the transactions contemplated by this Agreement, including any employee attrition and any impact on revenues or relationships with suppliers, customers or any other Persons having business dealings with the Targets, (6) compliance with the terms of, or the taking of any action required by, this Agreement, or (7) any matter disclosed on the Seller Disclosure Letter.

“Net Working Capital” means each Target’s total consolidated current assets (excluding Closing Cash and intercompany receivables) minus each Target’s total consolidated current liabilities (excluding Target Transaction Expenses, Target Debt, Indemnified Taxes, and intercompany payables), in each case as of immediately prior to the Closing Date to the extent such current assets and current liabilities are designated as such on Exhibit C attached hereto and making the adjustments expressly set forth thereon, which exhibit also sets forth an example of the calculation of the Net Working Capital as of October 31, 2018. Such calculation is included for reference purposes only, and notwithstanding anything to the contrary, the Targets and the Sellers do not make any representation or warranty, and will not incur any liability, in respect thereof.

“Net Working Capital Target” means $(8,354,144).

“Non-Recourse Party” means, with respect to a party, any of such party’s former, current and future direct or indirect equity holders, controlling Persons, directors, managers, officers, employees, legal counsel, financial advisors, agents, representatives, Affiliates, members, general or limited partners, successors or assignees (or any former, current or future equity holder, controlling Person, director, manager, officer, employee, legal counsel, financial advisors, agent, representative, Affiliate, member, general or limited partner, successor or assignee of any of the foregoing), in each case, other than any other party.

“Open Source Material” means any software that is distributed or made available under “free software” or “open source” terms, including software licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), the Mozilla Public License, the Apache License, and any license listed at WWW.OPENSOURCE.ORG, as well as any other open source software distributed or made available with any license term or condition that requires or purports to require as a condition of use, modification or distribution that software incorporated, distributed with, or derived from it, be disclosed or distributed in source code form or made available at no charge.

“Order” means any order, writ, injunction, judgment, decision, ruling, decree, award, determination or stipulation issued, promulgated or entered by, or any settlement or other agreement under the jurisdiction of, any court, arbitrator, mediator or other Governmental Authority or tribunal.

“ordinary course of business” means any action taken by a party if: (A) such action is consistent with such party’s past practices and is taken in the ordinary course of such party’s normal day to day operations; (B) such action is not required to be authorized by such party’s stockholders or shareholders, Board of Directors or any committee thereof and does not require any other separate or special authorization of any nature; and (C) such action is similar in nature and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day to day operations of such party.

“Other Opus Company” means the entity set forth on Schedule 1.1(b).

“Outbound IP Rights Agreement” means any Contract pursuant to which (a) Targets and/or (b) a Seller Group Party in respect of the Business, in each case grants to any other Person any rights in, to, or under any Owned IP Rights.

“Owned IP Rights” means Target IP Rights that are or are purportedly owned or exclusively licensed by either Target.

“Permitted Encumbrances” means: (A) statutory liens for taxes that are not yet due and payable; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (E) non-exclusive licenses for Intellectual Property granted in the ordinary course of business.

“Person” means any individual, Entity or Governmental Authority.

“Personal Data” means personally identifiable information that (a) relates to an identified or identifiable natural person or device used by a natural person, including any name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number or (b) is governed, regulated or protected pursuant to any Applicable Law.

“Pre-Closing Federal NOL Reduction Amount” means the product of (A) the highest marginal federal income tax rate that would apply to the Blocker for the year in which the Closing Date occurs and (B) the difference between (but not less than zero) (x) $7,900,000 and (y) the aggregate net operating loss of the Blocker for federal income tax purposes that are carried forward into the taxable period following the Closing (for avoidance of doubt, not taking into account any Code Section 382 limitation applicable to such net operating losses).

“Pre-Closing Tax Period” shall mean any taxable period or portion thereof ending on or prior to the Closing Date, including the portion of any Straddle Tax Period ending on and including the Closing Date.

“Privacy Policy” means an external privacy policy of Targets and/or any Seller Group Party relating to the Business, including any policy or statement relating to the privacy of users of any Transferred Product or Service or the collection, storage, disclosure or transfer of any Personal Data.

“Purchase Price” has the meaning set forth in Section 2.2.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of any Seller Group Party by an officer or officers of a Seller Group Party at the Closing pursuant to Article 9 and the Escrow Agreement.

“Seller Group Party” means each of Parent, Splitter, Fund X/C and the Subsidiaries of Parent (including, prior to Closing, Targets).

“Shared Contracts” means the contracts set forth on Schedule 1.1(c).

“Specified Taxes” means any sales Taxes of Hiperos that are included in the definition of Indemnified Taxes.

“Standard Customer Agreement” means any Contract providing for the sale or non-exclusive license of any Transferred Product or Service (in object-code form only), to customers and end users in the ordinary course of business.

“Straddle Tax Period” shall mean any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” with respect to any Person means any corporation or other business Entity: (A) in which a Person owns (directly or indirectly, beneficially or of record) at least a 50% equity, beneficial or financial interest; (B) in which a Person owns (directly or indirectly, beneficially or of record) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body; or (C) that is otherwise, directly or indirectly, controlled by such Person.

“Target Bonuses” means all Liabilities of Targets to current or former employees, directors, consultants and contractors for cash payments that are paid or payable by any Seller Group Party or any of their respective successors or assigns in connection with the Equity Purchase, including without limitation any severance, bonus or other payments due upon consummation of the Equity Purchase (and not any action by Buyer or its Affiliates at or after the Closing), including the employer portion of payroll taxes, such as social security and Medicare taxes, attributable to any of the above, but for the avoidance of doubt excluding Liabilities for the payment of accrued wages or accrued annual bonuses or other bonuses in the ordinary course of business or accrued and unused vacation time or paid time-off or for the reimbursement of any expenses incurred in the ordinary course of business consistent with past practice.

“Target Debt” means, collectively, any Debt of each Target as of immediately prior to the Closing Date.

“Target Equity” means collectively all of the issued and outstanding equity interests of each Target (other than any equity interests of Hiperos held by Blocker following the Restructuring Transactions).

“Target IP Rights” means all Intellectual Property used in or necessary for the conduct of the Business or used in, relied upon or embodied in (in whole or in part) any Transferred Product or Service.

“Target Organizational Agreements” means collectively, (i) the Third Amended and Restated Limited Liability Company Agreement of Hiperos, dated December 31, 2015 (ii) Certificate of Formation of Hiperos, (iii) By-laws of Blocker, dated June 27, 2014, and (iv) Certificate of Incorporation of Blocker, dated June 27, 2014.

“Target Registered IP Rights” means all Intellectual Property Rights that are registered, filed, issued or granted under the authority of, with or by, any Governmental Authority (or other registrar in the case of domain names), including all patents, registered copyrights, trademarks, registered designs, domain names and all applications for any of the foregoing, in each case that are included in the Owned IP Rights.

“Target Source Code” means collectively, any human readable software source code, or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code, that constitutes or that is included in any Owned IP Rights with respect to any Transferred Product or Service.

“Target Transaction Expenses” means (i) all third party fees and expenses incurred at or prior to the Closing and that remain unpaid as of the Closing by any Target (as well as fees and expenses incurred by any Target in favor of any other Seller Group Party or Affiliate thereof) in connection with the Equity Purchase and this Agreement and the Seller Ancillary Agreements and the transactions contemplated hereby and thereby whether or not billed or accrued (including any fees and expenses of legal counsel, accountants and tax advisors, investment bankers and brokers and any such fees and expenses incurred by equityholders, unitholders or employees of any Seller Group Party, in each case, paid for or to be paid for by any Target), and (ii) all Target Bonuses that remain unpaid as of the Closing.

“tax” or “Tax” (and, with correlative meaning, “taxes” or “Taxes”) means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, estimated, withholding, payroll, employment, escheat, excise, capital, severance, stamp, documentary, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Tax Authority.

“Tax Authority” means any Governmental Authority responsible for the imposition, administration, assessment, and/or collection of any tax.

“Tax Proceeding” means any proceeding, judicial or administrative, involving Taxes or any audit, examination, deficiency asserted or assessment made by the United States Internal Revenue Service or any other Tax Authority.

“Tax Return” means any return, statement, report or form (including estimated tax returns and reports, withholding tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Technology” means any or all of the following: (A) works of authorship including software programs, objects, modules, routines, algorithms, schematics, and architecture, whether in source code or executable code form, documentation (including programmers notes and annotations, technical and user documentation, specifications, manuals, instructions, designs, layouts, plans, drawings, and GDSII Files); (B) inventions (whether or not patentable), discoveries and improvements; (C) proprietary and confidential information and know how; (D) databases, data compilations and collections and technical data; (E) logos, trade names and trade dress; (F) domain names, web addresses and sites; (G) methods and processes, algorithms and formulae; (H) devices, prototypes, designs, specifications and schematics; (I) content (including textual content and visual, photographic or graphics content); and (J) and all other technology, embodiments, derivatives, portions and works in progress relating to any of the foregoing or to the development, production, use, support or maintenance thereof.

“Third Party Product Technology” means Technology developed or otherwise owned by a third party that is incorporated into, integrated or bundled with any Transferred Product or Service.

“Transaction Tax Deductions” means any item that is deductible for income Tax purposes resulting from or attributable to: (a) compensation paid to employees of the Targets in connection with the Closing; (b) all fees, expenses and interest (including any amounts treated as interest for Tax purposes) and any breakage fees or accelerated deferred financing fees incurred by any of the Targets as a result of any pay down or satisfaction of Debt in connection with the transactions contemplated by this Agreement; (c) the payment or incurrence of any Target Transaction Expenses or amounts included in Debt; and (d) any other deductible payments attributable to the transactions contemplated by this Agreement economically borne by the Seller Group Parties.

“Transferred Product or Service” means each of the products and services that is currently being marketed, licensed, sold, or distributed by any Target or any Seller Group Party relating to the Business.

“U.S. GAAP” means United States generally accepted accounting principles as in effect on the date of this Agreement (except in the case of Section 3.8, which shall be as in effect on the date the applicable financial statements were prepared) or unless the context otherwise requires.

“willful breach” means a breach of any covenant set forth in this Agreement that is a consequence of an act or failure to act by a party with the actual knowledge that the taking of such act or failure to act would cause, or would reasonably be expected to result in, a breach.

“Working Capital Shortfall” means an amount equal to the excess, if any, of the Net Working Capital Target over Net Working Capital.

“Working Capital Surplus” means an amount equal to the excess, if any, of Net Working Capital over the Net Working Capital Target.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement.

ARTICLE 2

THE EQUITY PURCHASE

2.1    Purchase and Sale of Equity. At the Closing, upon the terms and subject to the conditions of this Agreement, each Seller agrees to sell, convey, transfer, assign and deliver to the Buyer, and the Buyer agrees to purchase and acquire from each Seller, all of such Seller’s right, title and interest in and to all of the Target Equity, free and clear from any and all Encumbrances, and with the benefit of all rights of whatsoever nature attaching or accruing to such Target Equity.

2.2 Consideration. The aggregate “Purchase Price” shall be an amount in cash equal to (i) $95,000,000, plus (ii) an amount equal to the sum of (A) Closing Cash and (B) the Working Capital Surplus (if any), minus (iii) an amount equal to the sum of (A) Target Debt, (B) unpaid Target Transaction Expenses as of the Closing, (C) Indemnified Taxes, to the extent such amounts are calculable at Closing and (D) the Working Capital Shortfall (if any).

2.3    Indemnification Escrow. The Escrow Cash shall be deducted in its entirety from the Purchase Price and shall be paid over to the Escrow Agent, to be held by the Escrow Agent pursuant to the terms of an “Escrow Agreement” in substantially the form attached hereto as Exhibit A. The Escrow Cash shall constitute partial security for the indemnification obligations of the Indemnifying Parties pursuant to Article 11, and shall be paid to Sellers, promptly following the date that is 18 months after the Closing Date, subject to any holdback provisions with respect to pending Claims pursuant to Sections 4(a)(iii) and 4(a)(iv) of the Escrow Agreement, in each case by wire transfer of immediately available funds to such bank account or accounts as may be designated in writing by Parent to Buyer and the Escrow Agent.

2.4    Adjustment Spreadsheet. Schedule 2.4 attached hereto (the “Initial Adjustments Spreadsheet”) sets forth Parent’s good faith estimate of (a) the Target Transaction Expenses calculated as of the anticipated Closing Date, (b) all outstanding Target Debt calculated as of the anticipated Closing Date, (c) the Net Working Capital calculated as of the anticipated Closing Date, including reasonably detailed work papers that support the Net Working Capital calculation, and the resultant Working Capital Surplus or Working Capital Shortfall, and (d) the Closing Cash calculated as of the anticipated Closing Date. Unless the delivery of the Initial Adjustment Spreadsheet occurs less than five Business Days prior to the Closing Date (in which case the Initial Adjustment Spreadsheet shall be the Updated Adjustment Spreadsheet), Parent shall deliver to Buyer not less than three Business Days prior to the Closing Date a revised Initial Adjustments Spreadsheet (the “Updated Adjustments Spreadsheet”), certified by the Chief Financial Officer of Parent, updated with Parent’s good faith estimates of such information as of the Closing Date. The Updated Adjustments Spreadsheet shall be prepared on the same basis and methodologies and in accordance with the same principles as the Initial Adjustments Spreadsheet.

2.5    Purchase Price Adjustment.

(a) Within 90 days following the Closing Date, Buyer shall deliver to Parent a final adjustments spreadsheet showing Buyer’s good faith calculation of unpaid Target Transaction Expenses as of the Closing, Target Debt, Net Working Capital (including reasonably detailed work papers that support the Net Working Capital calculation, and the resultant Working Capital Surplus or Working Capital Shortfall), and Closing Cash, in each case, prepared using the same basis and methodologies and in accordance with the same principles used in connection with the calculations set forth in the Initial Adjustments Spreadsheet (the “Final Adjustments Spreadsheet”). If Parent objects to all or part of the Final Adjustments Spreadsheet as delivered by Buyer, Parent must deliver written notice of such objections (the “Objection Notice”) to Buyer not more than 45 days after the date Parent receives such Final Adjustments Spreadsheet from Buyer. Any Objection Notice shall specify, in reasonable detail, the nature and amount of any and all items in dispute, the amounts of any proposed adjustments and the basis for Parent’s proposed adjustments. If Parent does not deliver an Objection Notice to Buyer within such 45-day period, Parent shall be deemed to have accepted the Final Adjustments Spreadsheet delivered by the Buyer. If Parent delivers an Objection Notice to Buyer within such 45-day period, Buyer and Parent shall use commercially reasonable efforts to resolve all objections relating to the Final Adjustments Spreadsheet. If Buyer and Parent do not reach a final resolution of all such objections within 30 days after delivery of all objections in accordance with this Section 2.5(a), Buyer and Parent shall submit all unresolved objections to an “Independent Accountant,” to be mutually agreed upon between Buyer and Parent, to review and make a determination solely as to the subject matter of such disagreement. The Independent Accountant shall determine only the unresolved objections so submitted by Buyer or Parent to the Independent Accountant, and shall not make an independent review of all items included in the Final Adjustments Spreadsheet. Any documents submitted by a party to the Independent Accountant, either unilaterally or at the Independent Accountant’s request, shall be simultaneously submitted to the other party. Buyer and Parent shall provide all such documents and records as the Independent Accountant shall reasonably request to be furnished. The determination of the Independent Accountant shall be set forth in writing and shall be conclusive and binding. The Final Adjustments Spreadsheet shall be revised by Buyer and Parent reflecting the numbers established in the resolution of any such objections between the parties or by the Independent Accountant in accordance with this Section 2.5(a). Buyer and its advisors shall make available to Parent and its advisors from the time the Final Adjustments Spreadsheet is delivered to Parent until the Final Purchase Price is determined, and to the Independent Accountant in the event any unresolved objections to the Final Adjustments Spreadsheet are submitted to the Independent Accountant any supporting documentation, information and calculations reasonably requested by Parent and/or the Independent Accountant, as applicable.

(b)    In the event that Buyer and Parent submit any unresolved objections with respect to the Final Adjustments Spreadsheet to the Independent Accountant for resolution as provided in Section 2.5(a), Buyer and Parent shall each pay their own fees and expenses. The costs and charges of the Independent Accountant will be allocated between the parties based on the inverse of the percentage its determination (before such allocation) bears to the aggregate amount of the items in dispute as originally submitted to the Independent Accountant. By way of illustration and not limitation, assuming the items in dispute total an amount equal to $1,000 and the Independent Accountant awards $600 in favor of Parent’s position, 60% of the costs of its review would be borne by Buyer and 40% of such costs would be borne by Parent.

(c)    Based on the Final Adjustments Spreadsheet determined in accordance with Section 2.5(a), the parties shall recalculate the Purchase Price (such recalculated amount, the “Final Purchase Price”).

(d)    Within three Business Days after such determination or agreement:

(i)    in the event that the Final Purchase Price exceeds the Purchase Price calculated in the Updated Adjustments Spreadsheet (an “Adjustment Excess”) by an amount greater than $250,000, Buyer shall pay, or cause to be paid, to Sellers, by wire transfer of immediately available funds, an aggregate amount in cash equal to the full amount of such Adjustment Excess; or

(ii)    in the event that the Final Purchase Price is less than the Purchase Price calculated in the Updated Adjustments Spreadsheet (an “Adjustment Shortfall”) by an amount greater than $250,000, Parent and Buyer shall issue joint written instructions to the Escrow Agent to release an aggregate amount in cash equal to the full amount of the Adjustment Shortfall to Buyer in satisfaction thereof.

2.6    Closing. Unless this Agreement is earlier terminated in accordance with Article 10, the closing of the transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m. Eastern Time on December 7, 2018, or if the conditions set forth in Article 8 and Article 9 (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions) are not satisfied or waived as of such time and date, on the date that is three Business Days following the satisfaction or waiver of each of the conditions set forth in Article 8 and Article 9 (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or on such other date, time or place as is agreed to in writing by Buyer and Parent. The date on which the Closing occurs is herein referred to as the “Closing Date.”

2.7    Closing Deliveries and Payments.

(a)    Buyer Deliveries. Buyer shall deliver to Sellers, at or prior to the Closing, each of the following:

(i)    the Purchase Price, less the Escrow Cash, paid by wire transfer of immediately available funds, to such bank account or accounts as may be designated in writing by Parent to Buyer at least two Business Days prior to the Closing;

(ii)    a certificate, dated as of the Closing Date, executed on behalf of Buyer by a duly authorized officer of Buyer to the effect that each of the conditions set forth in Section 8.1 and Section 8.2 has been satisfied;

(iii)    executed counterpart signature pages of Buyer and the Escrow Agent to the Escrow Agreement; and

(iv)    an executed counterpart signature page of Hiperos to the “Transition Services Agreement,” in substantially the form attached hereto as Exhibit B.

(b)    Buyer shall deliver to the Escrow Agent, at or prior to the Closing, the Escrow Cash.

(c)    At the Closing, Buyer shall pay, or cause to be paid, on behalf of the Seller Group Parties, as applicable, all Target Transaction Expenses in accordance with the Updated Adjustments Spreadsheet by wire transfer of immediately available funds to the account(s) as may be specified therein or by such other method of payment as may be specified therein.

(d)    At the Closing, Buyer shall pay, or cause to be paid, on behalf of the Seller Group Parties, as applicable, all Target Debt set forth on Schedule 6.10(a) in accordance with the Payoff Letter(s) relating to such Target Debt delivered to Buyer prior to the Closing Date.

(e)    Sellers Deliveries. Sellers shall deliver to Buyer, at or prior to the Closing, each of the following:

(i)    stock or unit certificate(s) representing all Target Equity, to the extent such Target Equity is certificated;

(ii)    a certificate, dated as of the Closing Date and executed on behalf of Parent by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 9.1, Section 9.2 and Section 9.3 has been satisfied;

(iii)    a certificate, dated as of the Closing Date and executed on behalf of each Target by an authorized officer, certifying (A) the Target Organizational Agreements of such Target and (B) the resolutions of such Target’s board approving the Equity Purchase and this Agreement and declaring the advisability thereof;

(iv)    in respect of each Target, a certificate from the Secretary of State of the State of Delaware dated within five Business Days prior to the Closing Date certifying that such Target is in good standing;

(v)    evidence satisfactory to Buyer of (A) the novation or consent to assignment of any Person whose novation or consent to assignment, as the case may be, may be required in connection with the Equity Purchase or any other transaction contemplated by this Agreement under the contracts listed or described on Schedule 2.7(e)(v)-1 hereto, (B) the termination of each of the contracts of Target listed or described on Schedule 2.7(e)(v)-2 hereto, and (C) the amendment of each of the contracts of Target listed or described on Schedule 2.7(e)(v)-3 hereto in the manner described on such Schedule with respect to each such contract;

(vi)    executed confirmatory assignments of Intellectual Property by and between Opus Global, Inc. and Hiperos, in each case in substantially the form attached hereto as Exhibit E-1 that is as of the date of this Agreement reasonably acceptable to Buyer;

(vii)    executed Payoff Letters from each holder of Target Debt set forth in Schedule 6.10(a);

(viii)    evidence reasonably satisfactory to Buyer of the release of all Encumbrances set forth in Schedule 6.10(b);

(ix)    an executed counterpart signature page of Parent to the Escrow Agreement;

(x)    a non-foreign affidavit dated as of the Closing Date that complies with Treasury Regulation Section 1.1445-2(b)(2) and Section 1446 of the Code as attached hereto as Exhibit F and the Blocker shall deliver an affidavit (and notice letter to the IRS) dated as of the Closing that stating that the Blocker is not and has not been a United States real property holding corporation, and in the form and substance required under Treasury Regulation Section 1.897-2(h) and, as of the date of this Agreement as attached hereto as Exhibit F the documentation under this Section 2.7(e)(x), collectively, the (“FIRPTA Certificates”); and

(xi)    an executed counterpart signature page of Opus Global, Inc. to the Transition Services Agreement.

2.8    Taxes.

(a)    Transfer Taxes. The Seller Group Parties will bear and pay all sales, gross receipts, transfer, bulk sales, stamp, value added or use taxes, documentary charges or similar taxes associated with the Equity Purchase, this Agreement, the Seller Ancillary Agreements and the transactions contemplated hereby and thereby (collectively, “Transfer Taxes”). The party responsible under applicable Law for the filing of any Tax Returns and other documentation with respect to all Transfer Taxes will file such Tax Returns and other applicable documentation and the other parties will, and will cause their Affiliates to, join in the execution of such Tax Returns and other documentation to the extent required by applicable Law.

(b)    Tax Cooperation. Each party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any Tax Authority or any other Tax Proceeding (such cooperation to include upon the other party’s request the provision of records and information that are reasonably relevant to any such Tax Return or tax matter and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder), and (ii) retain for at least six years following the Closing Date and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit or examination, or other proceeding related to taxes. After the Closing, Parent, Buyer, Hiperos and their Affiliates will use commercially reasonable efforts to (A) complete all final income Tax Returns (including Schedules K-1) of Hiperos for Tax periods that include the Closing Date by February 28, 2019 and (B) provide Parent with any information or estimates reasonably required by it or its Affiliates for tax reporting purposes promptly upon request by Parent.

(c)    Tax Consequences.

(i)    Buyer makes no representations or warranties to the Seller Group Parties regarding the tax treatment of the Equity Purchase, or any of the tax consequences to the Seller Group Parties, under this Agreement, the Equity Purchase, the Seller Ancillary Agreements or any of the other transactions or agreements contemplated hereby or thereby. The Seller Group Parties acknowledge that they are relying solely on their own tax advisors in connection with this Agreement, the Equity Purchase, the Seller Ancillary Agreements and the other transactions and agreements contemplated hereby and thereby.

(ii)    The parties intend that (A) the purchase and sale of the Target Equity shall be treated for U.S. federal (and applicable state and local) income tax purposes as an acquisition by Buyer of partnership interests in Hiperos (other than any such partnership interests owned by the Blocker) and all of the shares of Blocker Stock, and (B) Hiperos shall use the interim closing method and the daily convention within the meaning of Treasury Regulations Section 1.706-4 to determine each member’s distributive share of the Hiperos’ income and loss for the taxable year that includes the Closing Date with such interim closing occurring at the end of the day on the Closing Date (collectively, the “Transaction Tax Treatment”). Buyer, the Targets and the Seller Group Parties shall, to the extent permitted by applicable Law, treat the Closing Date as the last day of a taxable period of the Targets. Buyer, Targets and the Seller Group Parties will file all Tax Returns in a manner consistent with the Transaction Tax Treatment, and will take no position inconsistent with such characterization for federal, state or local income Tax purposes, including in any audit, judicial or administrative proceeding, unless otherwise required by applicable tax law.

(d)    Allocation. The Final Purchase Price will be allocated between the Target Equity. The parties agree that, for this purpose, (x) the aggregate fair market value of the Blocker Stock is equal to the aggregate fair market value of the units of Hiperos owned by the Blocker at the Closing and (y) the fair market value of the units of Hiperos owned by the Blocker is the same as the fair market value of the units of Hiperos (on a percentage interest basis) owned by Parent and Splitter. Buyer shall prepare an allocation of the Final Purchase Price (other than the portion allocated to the Blocker Stock pursuant to the preceding sentence) among the assets of Hiperos in accordance with Sections 751 and 755 of the Code and the Treasury Regulations thereunder and any similar provisions of state or local law, as appropriate, and the principles agreed upon as set forth in Schedule 2.8(d) (the “Proposed Allocation”). Buyer shall deliver the Proposed Allocation to Parent within ninety (90) calendar days after the Closing Date for Parent’s review and consent, not to be unreasonably withheld, conditioned or delayed. Parent shall review the Proposed Allocation and provide Buyer with comments within 30 days of the date that Parent receives the Proposed Allocation. Buyer and Parent shall work in good faith to resolve any disputes with respect to the Proposed Allocation and if they cannot resolve such dispute within 30 days, such dispute shall be resolved in accordance with the provisions of Section 2.8(l). Furthermore, within sixty (60) days of any adjustment to the Final Purchase Price under any provision of this Agreement, Buyer shall adjust the Proposed Allocation in a manner consistent with Section 751 and 755 of the Code and the Treasury Regulations thereunder (as adjusted, the “Adjusted Allocation”) and within five Business Days deliver a copy of the Adjusted Allocation Schedule to Parent for Parent’s review and consent, not to be unreasonably withheld, conditioned or delayed. None of Buyer, Target or the Seller Group Parties shall take any position (whether in audits, Tax Returns, or otherwise) which is inconsistent with the Proposed Allocation (or the Adjusted Allocation, as applicable), as finally determined pursuant to this Section 2.8(d), unless required to do so by Applicable Law.

(e)    Withholding Rights. Buyer or Buyer’s Affiliates, as applicable, shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, such amounts as Buyer or Buyer’s Affiliates are required to deduct and withhold with respect to any such deliveries and payments under any provision of state, local, provincial or foreign Tax Applicable Law; provided that if Buyer or Buyer’s Affiliate determines that an amount is required to be deducted or withheld, Buyer shall (i) at least three (3) Business Days prior to the payment of such amount, provide Parent with written notice of its intent to deduct and withhold and (ii) cooperate in good faith with the Person in respect of which such deduction and withholding would otherwise be made to reduce or eliminate such deduction or withholding. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the Person in respect of which such deduction and withholding was made.

(f)    Tax Returns.

(i)    Buyer shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, at its sole cost and expense, all Tax Returns of the Targets for a Pre-Closing Tax Period (including any Straddle Period) that are due after the Closing. All such Tax Returns shall be prepared on a basis consistent with the most recent, similar filed Tax Return (unless otherwise required by Applicable Law). The parties intend that Buyer shall cause Hiperos to make an election described in Section 754 of the Code with respect to the taxable year that includes the Closing Date. Buyer shall provide Parent with a copy of any proposed Tax Return (and such additional information regarding such Tax Return as may reasonably be requested by Parent) at least thirty (30) days in the case of any income Tax Return or ten (10) days in the case of any other Tax Return prior to the due date for filing such Tax Return for Parent’s review, comment and written consent (such consent not to be unreasonably conditioned, delayed or withheld). Any disputes involving any Tax Return prepared pursuant to this Section 2.8 shall be resolved in accordance with the terms of Section 2.8(l).

(ii)    To the maximum extent permitted by Applicable Law, the Transaction Tax Deductions will be reported in the Pre-Closing Tax Period. The parties agree that 70% of any success-based fees are deductible for U.S. federal or state income tax purposes pursuant to Revenue Procedure 2011-29, 2011-29, 2011-18 IRB 746.

(g)    Tax Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving any Target shall be terminated as of the Closing Date, and, after the Closing Date, the Targets shall not be bound thereby or have any liability thereunder.

(h)    Straddle Period Tax. In the case of any real property taxes, personal property taxes or any similar ad valorem Taxes of the Targets that are in respect of a Straddle Period (a “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Buyer and the Seller Group

Parties on a per diem basis with the Seller Group Parties responsible for such Straddle Period Tax attributable to the period ending on the Closing Date and Buyer responsible for such Straddle Period Tax attributable to the period commencing after the Closing Date. In the case of any Taxes based on or measured by income, receipts or payroll of the Targets the amount of such Taxes allocated to the portion of the Straddle Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which any of Target holds a beneficial interest will be deemed to terminate at such time) Straddle Period Taxes shall be timely paid, and all Tax Returns with respect thereto shall be filed, as provided by Applicable Law.

(i)    Tax Proceedings. Buyer will promptly notify Parent in writing upon receiving notice from any Tax Authority of the commencement of any Tax Proceeding regarding any Tax Return filed by or with respect to the Targets with respect to Pre-Closing Tax Periods. With respect to any Tax Proceeding of any Target for a Pre-Closing Tax Period (a) Parent shall have the right, at its expense, to participate in any such Tax Proceeding and (b) Buyer (x) shall keep Parent informed of the progress of such audit or proceeding and diligently prosecute such Tax Proceeding in good faith, (y) shall promptly provide Parent with copies of all material documents (including material notices, protests, briefs, written rulings and determinations and correspondence) pertaining to such audit or proceeding for Parent’s review and comment, and (z) shall not settle any Tax Proceeding with respect to a Pre-Closing Tax Period without Parent’s review of and advance written consent to such settlement (such consent not to be unreasonably conditioned, delayed, or withheld). Without limiting the generality of the foregoing, Buyer agrees to cooperate in good faith with Parent in connection with any income Tax Proceeding of Hiperos with respect to any Pre-Closing Tax Period to avoid the need to make adjustments to or otherwise amend filed Tax Returns of any member of Hiperos, including (without limitation) having Hiperos pay directly to the applicable Tax Authority any income Taxes for a Pre-Closing Tax Period resulting from the resolution of such Tax Proceeding rather than flowing out corresponding adjustments to the Hiperos members, as reasonably directed by Parent. In the event of any conflict or overlap between the provisions of this Section 2.8(i) and Section 11.5, the provisions of this Section 2.8(i) shall control.

(j)    Post-Closing Actions. Except as provided on Schedule 2.8(j), without the prior written consent of the Seller Group Parties, which consent shall not be unreasonably withheld, conditioned, or delayed, neither Buyer nor Buyer’s Affiliates shall (or shall cause or permit any other Person to) (i) except as provided in Section 2.8(f), amend, file, re-file or otherwise modify any Tax Return relating in whole or in part to the Targets with respect to any Pre-Closing Tax Period, (ii) file a ruling request that could reasonably be expected to affect the taxes or Tax Returns of the Targets for a Pre-Closing Tax Period, (iii) make any tax election that has a retroactive effect to any Pre-Closing Tax Period, (iv) agree to waive or extend the applicable statute of limitations with respect to any tax matter involving the Targets that relates to any Pre-Closing Tax Period, or (v) pursue or enter into any voluntary disclosure with any Governmental Authority regarding any Tax or Tax Returns of the Targets for a Pre-Closing Tax Period (including any voluntary disclosure with a Governmental Authority with respect to filing Tax Returns or paying taxes for a Pre-Closing Tax Period in a jurisdiction in which the Targets did not previously file a Tax Return or pay Taxes).

(k)    No Section 336 or 338 Election. Buyer shall not make any election under Section 338 or Section 336 of the Code (or any similar provision under state, local, or non-U.S. Law) with respect to the Blocker.

(l)    Tax Dispute Resolution. In the event of any disagreement as to (i) the application of any Tax law relevant to this Agreement (which shall not include, for the avoidance of doubt, any disagreement as to any matter of contractual interpretation) or (ii) the Proposed Allocation, Buyer and Parent shall negotiate in good faith for a period of 30 days to resolve such dispute. In the event any such disagreement cannot be resolved between Buyer and Parent, such disagreement shall be resolved by an accounting firm of national reputation mutually agreeable to, and retained by, Buyer and Parent (the “Tax Accountant”), and any such determination by the Tax Accountant shall be final. The fees and expenses of the Tax Accountant shall be borne by Buyer and Parent in inverse proportion, as they may prevail on the disputed items resolved by the Tax Accountant, utilizing the values of such items as initially submitted by the parties to the Tax Accountant. Such proportional allocations shall be determined by the Tax Accountant at the time its determination is rendered on the disputed items. If the Tax Accountant does not resolve any differences between Buyer and Parent with respect to a Tax Return for a Pre-Closing Tax Period prior to the due date therefor, such Tax Return shall be filed in a manner consistent with the position of the party primarily responsible for preparing such Tax Return and, to the extent necessary, amended to reflect the Tax Accountant’s resolution.

2.9    No Interest. No interest shall accumulate on any cash payable in connection with the transactions contemplated by this Agreement and the Seller Ancillary Agreements.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF EACH TARGET

Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter addressed to Buyer, dated as of the Agreement Date and delivered to Buyer concurrently with the parties’ execution of this Agreement (the “Seller Disclosure Letter”) referencing a representation or warranty herein (each of which exceptions, in order to be effective, shall clearly indicate the section and, if applicable, the subsection of this Article 3 or Article 4 to which it relates (provided that each disclosed exception shall be effective in each other section or subsection of this Article 3 or Article 4 to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosed exception)), each of the Targets, severally as to itself and not jointly and severally, hereby represent and warrant to Buyer as of the date of this Agreement and as of the Closing as follows:

3.1    Organization and Good Standing.

(a)    Each Target is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Target has the corporate or limited liability company power and authority to own, operate and lease its properties and to carry on the Business.

(b)    Each Target is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Material Adverse Effect on the Targets and the Business taken as a whole. Targets have delivered to Buyer true and complete copies of their respective operating agreements and constitutive documents. Neither Target is in violation of its material obligations under any of its operating agreements or constitutive documents.

3.2    Subsidiaries. Each Target does not have any Subsidiary or any equity or ownership interest (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person. Each Target is not obligated to make nor is it bound by any agreement or obligation to make any investment in or capital contribution in or on behalf of any other Person.

3.3    Power, Authorization and Validity.

(a)    Power and Authority. Each Target has all requisite corporate or limited liability company power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the applicable Seller Ancillary Agreements and to consummate the Equity Purchase. The Equity Purchase and the execution, delivery and performance by each Target of this Agreement, each of the Seller Ancillary Agreements to which such Target is a party and all other agreements, transactions and actions contemplated hereby or thereby, as applicable to such Target, has been duly and validly approved and authorized by all requisite corporate or limited liability company action of each Target, respectively.

(b)    No Consents. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by any Target to enable such Person to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Seller Ancillary Agreements to which it is a party or to consummate the Equity Purchase, except for the filing of a notification under the HSR Act with respect to the transactions described herein and the expiration or termination of the applicable waiting period thereunder.

(c)    Enforceability. This Agreement has been, and on the Closing Date the Seller Ancillary Agreements will have been, duly executed and delivered by the Targets, as applicable, which are parties hereto or thereto. This Agreement and each of the Seller Ancillary Agreements are, or when executed by each of the Targets, as applicable, which are parties hereto or thereto shall be, valid and binding obligations of such Persons, enforceable such Persons in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.4    Capitalization of Targets.

(a)    Authorized and Outstanding Equity of Targets. As of the Agreement Date and as of the Closing Date, the authorized units of Hiperos consist of 2,000 common units and 35,000 preferred units. A total of 1,040.32 common units and 33,750 preferred units of Hiperos are issued and outstanding as of the Agreement Date, all of which are directly or indirectly held by Sellers. As of the Closing Date, all of the equity interests of Hiperos will be owned directly or indirectly by Sellers. As of the Agreement Date, the authorized capital stock of Blocker consists of 1,000 shares of common stock (“Blocker Stock”). A total of 1,000 shares of Blocker Stock are issued and outstanding as of the Agreement Date and as of the Closing, all of which are held by Fund X/C. All issued and outstanding shares or units of Target Equity have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered by each Target in compliance with all requirements of Applicable Law and all requirements set forth in applicable Contracts. There is no capital stock or membership or other equity interests in the Targets issued and outstanding other than Target Equity and the equity interests of Hiperos held by Blocker following the Restructuring Transactions. There is no Liability for dividends accrued and unpaid by any Target.

(b)    No Other Rights. There are no stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any Target Equity or any securities or debt convertible into or exchangeable for Target Equity or obligating any Target to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. Neither Target is a party to any Contract regarding the voting of any outstanding Target Equity or other securities of either Target, other than the Target Organizational Agreements.

3.5    No Conflict. Neither the execution and delivery of this Agreement or any of the Seller Ancillary Agreements by any Target, nor the consummation of the Equity Purchase or any other transaction contemplated hereby or thereby, conflicts with, or (with or without notice or lapse of time, or both) results in a termination, breach, acceleration, impairment, cancellation or violation of, constitutes a default under, or results in the creation of any Encumbrance on any of the assets, properties or rights of any Target pursuant to: (a) any provision of such Target’s Organizational Agreements as currently in effect; (b) assuming the expiration or termination of the waiting period under the HSR Act applicable to the transactions described herein, any Applicable Law applicable to such Target, any Seller Group Party or any of their respective assets or properties; (c) any Target Material Contract to which such Target or any Seller Group Party is a party or by which such Target, any Seller Group Party or any of their respective assets or properties are bound; or (d) any Privacy Policy.

3.6    Litigation. There is no Action pending against any Target or any of their respective assets or properties, including, without limitation, the Owned IP Rights (or, to the knowledge of the Seller Group Parties, against any officer, director, employee, consultant, contractor or agent of any Target in their capacity as such or relating to their employment, services or relationship with such Target) and, to the knowledge of the Seller Group Parties, within the past three years, no such Action that would be material to such Target has been threatened (including without limitation with respect to (a) any Target or any Seller Group Party entering into this Agreement or any Seller Ancillary Agreement or consummating the Equity Purchase or any of the transactions contemplated by this Agreement or any Seller Ancillary Agreement, (b) any confidentiality or similar agreement entered into by any Target or any Seller Group Party, or (c) any claim that any Target or any Seller Group Party has agreed to sell, exclusively license or otherwise dispose of all or any part of the Business to any party other than Buyer, whether by way of merger, consolidation, exclusive license, sale of assets or otherwise). There is no material Order outstanding against any Target or any of their respective assets or properties, including, without limitation, the Owned IP Rights (or, to the knowledge of the Seller Group Parties, against any officer, director, employee or agent of any Target in their capacity as such or relating to their employment, services or relationship with such Target). As of the date hereof, none of the Targets has any Action pending or threatened against any Governmental Authority or other Person and, as of the date hereof, to the knowledge of the Seller Group Parties, there are no Actions which Target or, in respect of the Business or the Targets, any Seller Group Party presently intends to initiate.

3.7    Taxes.

(a)    Hiperos is and has at all times since its formation been classified as a partnership or disregarded entity for U.S. federal income tax purposes.

(b)    All Tax Returns required to be filed by, on behalf of or with respect to the Targets have been timely and properly filed (taking into account applicable extensions) with the appropriate Governmental Authority and are true, accurate and complete in all material respects. All Taxes of Targets that are due and payable have been timely and properly paid in full (regardless of whether having been shown as due on any Tax Return). All required estimated tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of the Targets. No claim has ever been made by a Governmental Authority in a jurisdiction where either Target does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)    Within the last three years, (i) no Tax Return of either Target has been examined or audited by any Governmental Authority and (ii) neither Target has received from any Governmental

Authority any: (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) assessment, notice of deficiency or proposed Tax adjustment. There are no powers of attorney, rulings nor determinations (or requests therefor) currently in force with respect to Taxes of the Targets. No extension or waiver of the statutory limitation period applicable to any Tax Returns has been granted to or requested by the Targets. No claim or legal proceeding is pending or threatened against the Targets in respect of any Tax. There are no liens for Taxes upon any of the assets of Target except Permitted Encumbrances.

(d)    Neither Target will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting, closing agreement, intercompany transaction or excess loss account, installment sale or open transaction, prepaid amount, advance payments or similar revenues, in each case applicable to a taxable period (or portion thereof) ending on or prior to the Closing Date. Neither Target not a party to or bound by any tax allocation, sharing, indemnity or similar agreement.

(e)    There are no (and there have never been any) tax exemptions, tax holidays or other tax reduction agreements or arrangements applicable to the Targets.

(f)    Neither Target is currently, and will not be for any taxable period for which a Tax Return has not yet been filed, required to include any adjustment in taxable income for any taxable period pursuant to Section 481 or 263A of the Code (or any comparable provision under state, local or foreign tax law) as a result of transactions, events or accounting methods employed prior to the Closing.

(g)    The Targets have disclosed on their Tax Returns any tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign tax law).

(h)    Neither Target has consummated or participated in, or is currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither Target has participated in, or is currently participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign tax law.

(i)    Neither Target has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return. Neither Target has any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any analogous or similar provision of state, local or foreign tax law) as a transferee or successor, by assumption, operation of applicable law, contract or otherwise.

(j)    Neither Target is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having a permanent establishment, fixed place of business, or otherwise.

(k)    The Business Balance Sheet reflects all Liabilities for unpaid taxes of the Targets for periods (or portions of periods) through the Balance Sheet Date. Neither Target has a Liability for unpaid Taxes accruing after the Balance Sheet Date except for Taxes arising in the ordinary course of business after such date.

(l)    For all periods through and including the Closing, each Target (i) has complied in all material respects with all Applicable Law relating to the payment and withholding of Taxes (including the payment and withholding of taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law); and (ii) has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper Tax Authorities (or are properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law (including federal and state income taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, and relevant federal and state income and employment tax withholding laws).

(m)    There is no limitation on the utilization by Blocker of its net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383, or 384 of the Code or comparable provisions of foreign, state or local Law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement). As of the Closing, the net operating losses of Blocker will be equal to or greater than $7,900,000.

(n)    No Target has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any analogous, comparable or similar provision of state, local or foreign Law).

(o)    Blocker has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(p)    No payment pursuant to any Benefit Arrangement or other arrangement between any Seller Group Party and any Business Employee would subject any Person to a tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the Equity Purchase, any other transaction contemplated by this Agreement or otherwise. No Person has any right against the members of the Seller Group Parties or any Target to be grossed up for or reimbursed for any tax or interest imposed under Section 409A of the Code.

(q)    No benefit payable or that may become payable pursuant to any Benefit Arrangement or as a result of or in connection with the Equity Purchase or arising under this Agreement could reasonably be expected to be characterized as a “parachute payment” (as defined in Section 280G(b)(2) of the Code) that would be subject to the imposition of an excise tax under Section 4999 of the Code or that would not be deductible by reason of Section 280G of the Code. No Person has any right against any of the members of the Seller Group Parties or Targets to be grossed up for or reimbursed for any tax imposed under Section 4999 of the Code.

3.8    Financial Statements. Schedule 3.8 of the Disclosure Letter includes the Financial Statements. The Financial Statements: (a) are derived from and are in accordance with the books and records of the Seller Group Parties; (b) fairly present in all material respects the consolidated financial condition of the Business (in the case of the Business Financial Statements), or of Hiperos (in the case of the Hiperos Financial Statements), at the dates therein indicated and the consolidated results of operations and cash flows of the Business (in the case of the Business Financial Statements), or of Hiperos (in the case of the Hiperos Financial Statements), for the periods therein specified; and (c) have been prepared in accordance with U.S. GAAP applied on a basis consistent with prior periods, subject in the case of the Business Financial Statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from year-end adjustments. As of the date hereof, Targets have no Liabilities, except for those (1) shown on the Business Balance Sheet, (2) that were incurred after the Balance Sheet

Date in the ordinary course of the Business consistent with past practices, or (3) that (i) are not individually in excess of $10,000, (ii) do not result from any breach of Contract, tort or violation of Applicable Law, (iii) are not required to be set forth in the Business Balance Sheet under U.S. GAAP, (iv) are not prohibited by this Agreement, and (v) individually and in the aggregate would not be reasonably likely to have a Material Adverse Effect on Targets taken as a whole. All reserves that are set forth in or reflected in the Business Balance Sheet have been established in accordance with U.S. GAAP and are adequate in all material respects.

3.9    Business Controls. To the extent related to the Business, the Seller Group Parties have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances: (a) that transactions, receipts and expenditures of Targets and the Business are being executed and made only in accordance with appropriate authorizations of management; and (b) that transactions are recorded as necessary (1) to permit preparation of financial statements in conformity with U.S. GAAP and (2) to maintain accountability for assets. Targets and the Business have no significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect Targets’ ability to record, process, summarize and report financial data. Neither Targets, nor to the knowledge of the Seller Group Parties, any director, employee, consultant, contractor, auditor, accountant or representative of such Target has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of any Target or their internal accounting controls or any material inaccuracy in the financial statements of Targets or the Business. Neither Target, nor their independent auditors, nor to the knowledge of the Seller Group Parties, any current or former director, employee, consultant, or contractor of any Target, has identified or been made aware of any fraud, whether or not material, that involves management of any Target or other current or former directors, employees, consultants or contractors of any Target who have a role in the preparation of financial statements or the internal accounting controls utilized by such Target, or any claim or allegation regarding any of the foregoing. No attorney representing any of the Targets, whether or not employed by such Target, has reported to the Board of Directors (if applicable, or comparable governing body) of any Target or any committee thereof or to any director, manager or officer of any Target evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by any Target or any of their respective officers, directors, employees or agents.

3.10    Title to Properties.

(a)    No Target owns any real property.

(b)    Other than the Shared Contracts and other than the services to be provided to Buyer pursuant to the terms of the Transition Services Agreement, Targets own or have the right to use all property, assets and Intellectual Property used by the Seller Group Parties relating to the Business and Contracts entered into by any of the Seller Group Parties relating to the Business, or upon which any Seller Group Party is otherwise dependent in the conduct of the Business. All of the material tangible personal property owned by Targets is (i) in good operating condition and repair, subject to normal wear and tear, (ii) not in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice, and (iii) suitable for the purposes for which it is presently used. Targets hold good and valid title to all property and assets included with the Business, or, with respect to leased property and assets, valid leasehold interests in such properties and assets which afford Targets valid leasehold possession of the properties and assets that are the subject of such leases, in each case free and clear of all Encumbrances. Title to all of such owned property and assets, or the leasehold interests in all of such leased property and assets, is freely transferable by Targets to Buyer free and clear of all Encumbrances (except for Permitted Encumbrances) without obtaining the consent or approval of any Person.

3.11    Absence of Certain Changes. Since the Balance Sheet Date through the Agreement Date, except as contemplated by Exhibit D-1, Exhibit D-2, Exhibit E-1, Exhibit E-2 or Exhibit E-3, (a) Targets and the Seller Group Parties have operated the Business in the ordinary course consistent with past practices, and (b) there has not been with respect to any Target or, to the extent related to the Business, with respect to any other Seller Group Party, any:

(i)    Material Adverse Effect;

(ii)    material damage, material destruction or material loss of any material property or material asset, whether or not covered by insurance; or

(iii)    action that would have required Buyer’s prior written consent under the terms of Section 6.4 if it were to be undertaken in the period following the Agreement Date and prior to the Closing.

3.12    Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedules 3.12(a)-(t) of the Seller Disclosure Letter set forth a list, as of the date hereof, divided by the appropriate lettered and numbered sub section set forth below, of each of the following Contracts to which any Target (or, to the extent related to the Business, any Seller Group Party) is a party or by which any of their respective assets or properties is bound as of the date hereof (each a “Target Material Contract”):

(a)    any Contract providing for current or future payments (whether fixed, contingent or otherwise) by or to any Target or, to the extent related to the Business, any Seller Group Party in an aggregate amount of $250,000 or more;

(b)    any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or that evidences any Encumbrance on its assets, properties or rights, or that evidences a leasing transaction of a type required to be capitalized in accordance with U.S. GAAP;

(c)    any lease, sublease, occupancy or co-location agreement or other Contract under which any Target is lessee or sublessee of or holds or operates any items of tangible personal property or real property owned by any third party, or under which it is lessor or sublessor, and specifying (in the case of any real property lease) the name of the lessor, lessee and address of the property;

(d)    any dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar Contract under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for any of Targets’ or, to the extent related to the Business, any Seller Group Party’s products, services or technology;

(e)    any joint venture, partnership, co-marketing or similar Contract, in each case, that has involved, or is reasonably expected to involve, a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party;

(f)    any Contract that restricts any Target or, to the extent related to the Business, any Seller Group Party from (i) engaging in any aspect of its business, (ii) participating or competing in any line of business or market, (iii) freely setting prices for its products, services or technologies (including most favored customer pricing provisions), (iv) engaging in any business in any market or geographic area or that grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any party, (v) soliciting potential employees, consultants, contractors or other suppliers, (vi) soliciting potential customers; or (vii) asserting any Owned IP Rights or initiating or pursuing any Action with respect thereto;

(g)    any Outbound IP Rights Agreement, other than Standard Customer Agreements or licenses granted to any vendor, contractor or consultant that are incidental to their provision of services to the Business;

(h)    any Inbound IP Rights Agreement, other than (i) inbound licenses to customer Intellectual Property Rights or Technology contained in the Standard Customer Agreements and (ii) Commercial Software Agreements;

(i)    any Contract providing for the development of any software or other Intellectual Property for (or for the benefit or use of) any Target or, to the extent related to the Business, any Seller Group Party, other than agreements with employees of Targets or, to the extent related to the Business, any Seller Group Party;

(j)    any Contract pursuant to which any Affiliate of any Target (i) licenses, sells, or otherwise provides products and services to any customer; or (ii) procures any product or service, in each case, jointly, with the cooperation of, or in coordination with such Target;

(k)    any Contract providing for indemnification by any Target or, to the extent related to the Business, any Seller Group Party, other than the Standard Customer Agreements or other customer, vendor, contractor or consultant agreements entered into in the ordinary course of business;

(l)    any Contract of guarantee, support, assumption or endorsement of, or any similar commitment with respect to, the obligations, Liabilities or Debt of any other Person;

(m)    any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor;

(n)    any Contract for or relating to (i) the employment by any Target or, to the extent related to the Business, any Seller Group Party of any director, officer, employee, consultant or contractor that is not immediately terminable by it without cost or other liability to any Target in excess of $30,000 (including any Contract requiring any Target to make a payment to any current or former director, officer, employee, consultant or contractor on account of the Equity Purchase) or (ii) termination of services of any director, officer, employee, consultant or contractor (including any separation, release or similar Contract) to which any Target has any ongoing liability;

(o)    any Contract with any labor union, works council or similar labor organization, or any collective bargaining agreement or similar Contract with or regarding any, to the extent related to the Business, Seller Group Party’s employees;

(p)    any Contract related to the Business (i) in which any Target’s or any Seller Group Party’s officers, directors or shareholders or any member of their immediate families is directly or indirectly interested (whether as a party or otherwise) or (ii) with any Person with whom it does not deal at arm’s length;

(q)    any Contract pursuant to which it has (i) acquired a business or entity, or assets of a business or entity, or (ii) disposed of any material assets or properties outside the ordinary course of business, in each case whether by way of merger, consolidation, purchase of stock, purchase of assets, exclusive license or otherwise, in each case within the three year period ended on the date of this Agreement;

(r)    any Contract with a Governmental Authority or higher-tiered contractor under any Contract with a Governmental Authority or any Governmental Permit (as defined in Section 3.15(c));

(s)    any Contract under which any Seller Group Party’s entering into this Agreement or the consummation of the Equity Purchase or the transactions contemplated thereby shall give rise to, or trigger the application of, any rights of any third party or any obligations of any Target that would come into effect upon the consummation of the Equity Purchase; and

(t)    any power of attorney other than routine powers of attorney relating to representation before governmental agencies.

A true and correct copy of each agreement or document required by these subsections (a)-(t) of this Section 3.12 to be listed on Schedule 3.12 of the Seller Disclosure Letter has been delivered to Buyer or its legal counsel. All Target Material Contracts are in written form.

3.13    No Default; No Restrictions.

(a)    Targets or the applicable Seller Group Party have performed all of the material obligations required to be performed by it and is entitled to all material benefits under each Target Material Contract. Each of the Target Material Contracts is in full force and effect. There exists no default or event of default or event, occurrence, condition or act, with respect to any Target or any Seller Group Party or to the knowledge of the Seller Group Parties, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, could reasonably be expected to (1) become a default or event of default under any Target Material Contract, (2) give any third party (i) the right to declare a default or exercise any remedy under any Target Material Contract, (ii) the right to a rebate, chargeback, refund, credit, penalty or change in performance schedule under any Target Material Contract, (iii) the right to accelerate the maturity or performance of any obligation of Target or any Seller Group Party under any Target Material Contract, or (iv) the right to cancel, terminate or modify any Target Material Contract, or (3) result in the creation of any Encumbrance in or upon any of the properties or assets of any Target, any Seller Group Party, or Buyer. Neither Target nor any Seller Group Party has received any written notice or, to the knowledge of the Seller Group Parties, other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Target Material Contract.

(b)    Except as listed in Schedule 3.13(b) of the Seller Disclosure Letter, neither Target nor (to the extent related to the Business) any Seller Group Party is a party to, and no asset of Target or used in the Business is bound or affected by, any Order, covenant or Contract (non-compete or otherwise) that, following the Closing, (i) would restrict or prohibit, or would purport to restrict or prohibit, any Target from (a) freely engaging in any business (including the Business), (b) competing anywhere in the world (including any Orders, covenants or Contracts restricting the geographic area in which Buyer may sell, license, market, distribute or support any products or technology or provide services or restricting the markets, customers or industries that any Target may address in operating any business (including the Business) or restricting the prices which any Target may charge for products, technology or services (including most favored customer pricing provisions)), (c) soliciting any other Person, or (d) asserting any of Target’s Intellectual Property Rights or initiating or pursuing any Action; (ii) would require any grants by any Target of exclusive rights or licenses, rights of refusal, rights of first negotiation or similar rights, or (iii) would require any Target to license, sell or distribute any Owned IP Rights.

3.14    Intellectual Property.

(a)    Targets (i) own or (ii) have the valid right or license to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, dispose of and otherwise fully exploit, the Target IP Rights. Such Target IP Rights are sufficient for the conduct of the Business.

(b)    Neither the execution, delivery and performance of this Agreement nor the consummation of the Equity Purchase and the other transactions contemplated by this Agreement will: (i) constitute a breach of or default under any (A) Outbound IP Rights Agreement or (B) Inbound IP Rights Agreement; (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Target IP Right; or (iii) impair the right of Targets to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, dispose of or otherwise fully exploit any Target IP Right or portion thereof. There are no royalties, honoraria, fees or other payments that are triggered by any sale or license of any Transferred Product or Service by any Target or any Seller Group Party and none shall become payable as a result of the consummation of the transactions contemplated by this Agreement. After the Closing, except as provided under the Transition Services Agreement, no Seller Group Party or any Affiliate thereof will retain any Target IP Right, and all Target IP Rights will be fully transferable, alienable or licensable by any Target without restriction and without payment of any kind to any third party to the same extent as they were fully transferable, alienable or licensable immediately prior to the Closing. Other than pursuant to Outbound IP Rights Agreements identified or expressly exempted from identification in Schedule 3.12(g), neither Target nor any Seller Group Party has authorized or granted to any third party any rights to use or otherwise exploit any of the Owned IP Rights. Each Contract pursuant to which (i) either Target or (ii) any Seller Group Party, with respect to the Target Business, licenses any Third Party Product Technology is identified or expressly exempted from identification in Schedule 3.12(h).

(c)    Schedule 3.14(c) of the Seller Disclosure Letter sets forth a list (by name and version number) of each Transferred Product or Service. Neither Target, nor any Seller Group Party in respect of the Business, nor the operation of the Business nor the use, development, manufacture, marketing, licensing, sale, offering for sale, distribution, or intended use of any Transferred Product or Service (i) has violated in the past three (3) years, or violates, any license or other Contract between any Target or any Seller Group Party and any third party, or (ii) directly or indirectly (including via contribution or inducement) has in the past six (6) years infringed or misappropriated, infringes or misappropriates any Intellectual Property Right of any other party. There is no pending, or to the knowledge of the Seller Group Parties, threatened, Action contesting the validity, ownership or right of any Target to exercise any Target IP Right, nor to the knowledge of the Seller Group Parties, is there any basis for any such claim, nor has any Seller Group Party in the past three (3) years received any notice asserting that any Target IP Right or the proposed use, development, manufacture, sale, offering for sale, licensing, or distribution thereof directly or indirectly (including via contribution or inducement) conflicts with or infringes the Intellectual Property Rights of any other party, nor to the knowledge of the Seller Group Parties, is there any legitimate basis for any such assertion and neither Target nor any Seller Group Party has received in the past two (2) years any written notice or offer from any third party offering a license under any patents.

(d)    None of the Target IP Rights, Transferred Products or Services, Targets or any Seller Group Party is subject to any Action or Order (i) restricting in any manner the use, distribution, transfer, or licensing by any Target or any Seller Group Party of any Target IP Rights or any Transferred Product or Service, or which may affect the validity, use or enforceability of any such Target IP Rights or Transferred Product or Service, or (ii) restricting the conduct of the Business in order to accommodate or avoid Intellectual Property Rights of a third party.

(e)    To the knowledge of the Seller Group Parties, no current or former employee, consultant or independent contractor of any Target or any Seller Group Party in respect of the Business: (i) has been or is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, any Target or any Seller Group Party or using trade secrets or proprietary information of others without permission; or (ii) has developed any Technology for Target or any Seller Group Party during a period of time during which they were working for Target or any Seller Group Party that is subject to any Contract under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such Technology. Neither the employment of any employee of any Target or any Seller Group Party, nor the use by any Target or any Seller Group Party of the services of any consultant or independent contractor subjects any Target or any Seller Group Party to any Liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for any Target or any Seller Group Party, whether such Liability is based on contractual or other legal obligations to such third party.

(f)    Targets and each Seller Group Party have taken reasonable steps to protect, preserve and maintain the secrecy and confidentiality of Target IP Rights and to preserve and maintain all such Target’s interests, proprietary rights and trade secrets in Owned IP Rights. No such proprietary or confidential information or trade secrets have been disclosed to any Person except pursuant to a valid and binding confidentiality agreement or otherwise pursuant to an obligation of confidentiality owed to such Target or such Seller Group Party. Each current and former officer, employee, consultant and independent contractor of Target and/or any Seller Group Party having access to any proprietary information customers, business partner and/or invention of Target and/or any Seller Group Party relating to the Business has executed and delivered to Target an agreement containing (A) confidentiality provisions adequately protecting such proprietary information and any trade secrets of Target; and (B) a present and valid assignment of inventions and all Intellectual Property created or developed by such Person in whole or in part during the course of that Person’s activities with or for or otherwise for the benefit of any Target, except where the failure to enter into any such agreement would not reasonably be expected to be material to the Business. No current or former employee, officer, director, consultant or independent contractor of any Target or any Seller Group Party or Affiliate thereof has any right, license, claim or interest whatsoever in or with respect to any Owned IP Rights.

(g)    Schedule 3.14(g) of the Seller Disclosure Letter contains a true and complete list of (i) the Target Registered IP Rights, including the name, filing and/or registration date, jurisdiction, and, if applicable, inventors and (ii) all inter partes proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere else in the world) related to any Target Registered IP Rights. All Target Registered IP Rights are subsisting and, to the knowledge of the Seller Group Parties, valid and enforceable, and Schedule 3.14(g) sets forth the Seller Group Party or Target, as applicable, that is the sole record owner thereof. Schedule 3.14(g) of the Seller Disclosure Letter sets forth a list of all actions that are required to be taken within 180 days of the Agreement Date with respect to any of Target Registered IP Rights in order to avoid prejudice to, impairment or abandonment of such Target Registered IP Rights. Targets are the exclusive owner of all trademarks and trade names used by any Target as a brand, trademark or trade name of the Business. Each Target owns exclusively, and has good title to, all copyrighted works included in the Owned IP Rights that are included or incorporated into Transferred Products or Services which Target purports to own.

(h)    Targets are the sole and exclusive legal and beneficial owner of all right, title and interest in and to all Owned IP Rights, free and clear of all Encumbrances and licenses (other than Standard Customer Agreements and Permitted Encumbrances).

(i)    Neither Target nor any Seller Group Party has granted any Person exclusive rights to or under any Owned IP Rights.

(j)    Neither Target nor any Seller Group Party nor any other party acting on such Target’s or any Seller Group Party’s behalf has disclosed or delivered to any party, or permitted the disclosure or delivery to any escrow agent or other Person of, any Target Source Code, other than any escrow agent set forth on Schedule 3.14(j) or vendors, contractors, or consultants providing services to the Targets or such Seller Group Party in the ordinary course of Business that were subject to non-disclosure obligations. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or could reasonably be expected to, result in the required disclosure or delivery by Target, any Seller Group Party or any other party acting on any Target’s or any Seller Group Party’s behalf to any Person of any Target Source Code. Schedule 3.14(j) of the Seller Disclosure Letter identifies each Contract pursuant to which any Target or any Seller Group Party has deposited, or is or may be required to deposit, with an escrow agent or other Person, any Target Source Code and further describes whether the execution of this Agreement or the consummation of the Equity Purchase or any of the other transactions contemplated by this Agreement, in and of itself, could reasonably be expected to result in the release from escrow of any Target Source Code.

(k)    To the knowledge of the Seller Group Parties, there is no unauthorized use, disclosure, infringement or misappropriation of any Target IP Rights by any Person, including any employee or former employee of any Target or any Seller Group Party or their respective Affiliates.

(l)    All Transferred Products or Services provided by or through any Target or any Seller Group Party to customers on or prior to the Closing Date conform in all material respects to applicable contractual commitments, and neither Target nor any Seller Group Party has any material Liability (and, to the knowledge of the Seller Group Parties, there is no legitimate basis for any present or future Action against any Target giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Business Balance Sheet. Targets and each Seller Group Party has a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any Transferred Products or Services, and maintains a database covering the foregoing; to the knowledge of the Seller Group Parties, such database is current and complete. For all software used by Targets and/or any Seller Group Party in providing Transferred Products or Services, or in developing or making available any of Transferred Products or Services, Targets and/or such Seller Group Party has taken reasonable steps to implement any and all security patches or upgrades that are generally available for that software.

(m)    No government funding, facilities of a university, college, or other educational institution or research center, was used in the development of Transferred Products or Services. To the knowledge of the Seller Group Parties, no current or former employee, consultant or independent contractor of Targets or any Seller Group Party who was involved in, or who contributed to, the creation or development of any Owned IP Rights has performed services for the government, for a university, college or other educational institution or for a research center during a period of time during which such employee, consultant or independent contractor was also performing services for Targets or any Seller Group Party.

(n)    Schedule 3.14(n) of the Seller Disclosure Letter lists (i) each item of Open Source Material that has been incorporated into, combined with, distributed with or used in the development of any Transferred Products or Services; (ii) the version or versions of each such Open Source Material, (iii) the applicable license for each such Open Source Material, (iv) the product or service to which such Open Source Material relates, and (v) a description of the manner in which such Open Source Material is used, including whether it was modified and whether it has been distributed by Targets or any Seller Group Party.

(o)    Neither Target nor any Seller Group Party has (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Transferred Products or Services; (ii) distributed Open Source Materials in conjunction with any Transferred Products or Services; or (iii) used Open Source Materials, in such a way that, with respect to clause (i), (ii), or (iii), creates, or purports to create obligations for any Target or any Seller Group Party with respect to any Target IP Rights (other than with respect to the Open Source Materials themselves) or grant, or purport to grant, to any third party, any rights or immunities under any Target IP Rights (other than with respect to the Open Source Materials themselves) (including using any Open Source Materials that require, as a condition of use, modification or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (1) disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no charge).

(p)    Except as set forth in Schedule 3.14(p) of the Seller Disclosure Letter, neither Target nor any Seller Group Party is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate any Target or any Seller Group Party to grant or offer to any other Person any license or right to any Owned IP Rights.

(q)    To the knowledge of the Seller Group Parties, none of Transferred Products or Services contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(r)    None of Transferred Products or Services (i) constitutes or is considered “spyware” or “trackware” as such term is commonly understood in the software industry, (ii) is installed on a user’s computer without such user’s knowledge, (iii) records a user’s actions without such user’s knowledge, (iv) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on the user or such user’s behavior, or (v) will load whenever a browser starts or share the browser’s memory context. For the purposes of this paragraph, “without a user’s knowledge” means (a) without explicitly informing the user or (b) without being expected by a reasonable such user even if the text of a license agreement, help file, or other user information file does explicitly inform such user.

(s)    Each Target and each Seller Group Party in respect of the Business is in compliance in all material respects with all federal, state, and local government procurement laws and regulations, including without limitation all United States Federal Acquisition Regulation (“FAR”) clauses, Defense Federal Acquisition Regulation clauses, and agency-specific FAR supplement clauses applicable to Targets and each Seller Group Party as a result of the direct or indirect sale, licensing, or provision of Transferred Products or Services to any governmental agencies or other government entities or under Government Contracts. Neither Target nor any Seller Group Party in respect of the Business, nor any of their respective current directors, officers or employees in connection with the performance of duties for, or on behalf of, Targets or a Seller Group Party in respect of the Business is debarred or suspended, or, has been proposed for suspension or debarment, from bidding on Government Contract or otherwise excluded from participation in the award of any Government Contract, and Targets and each Seller Group Party in respect of the Business is not aware of any circumstances that would likely become a basis therefor. All Transferred Products or Services delivered under a Government Contract have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under applicable regulations and Government Contract terms or the terms of such Government Contract, if any, have been provided, and all “commercial computer software” (as defined in 2.101 of the FAR) provided to a Governmental Authority by Targets or any Seller Group Party in respect of the Business has been developed at private expense and Transferred Products or Services delivered to the Governmental Authority in connection with a Government Contract are limited to “commercial items” (as defined in 2.101 of the FAR).

(t)    Each Target and each Seller Group Party in respect of the Business have adopted written policies and procedures with respect to the privacy and security of all data received, stored or processed by or on behalf of such Target and each Seller Group Party relating to the Business, including all Personal Data. Such policies are commercially reasonable and comply in all material respects with Applicable Law. Each Target and each Seller Group Party has, in the past three (3) years, provided adequate notice of its privacy practices through a Privacy Policy posted on each Target website, service and application as required under Applicable Law. Each Target and each Seller Group Party has, in the past three (3) years, complied in all material respects with (a) the applicable Privacy Policy; (b) all Applicable Law relating to data privacy, data protection, security breach notification and the collection, storage and use of Personal Data; and (c) all contractual commitments to their customers related to data, including Personal Data. No claims have been asserted or, to the knowledge of the Seller Group Parties, are threatened against any Target or any Seller Group Party by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights. With respect to Personal Data, described in this Section 3.14(t), Targets and each Seller Group Party have taken reasonable steps (including, without limitation, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse. To the knowledge of Targets and each Seller Group Party, the Business has not been subject to any unauthorized access to or other misuse of Personal Data.

(u)    Where any Target or any Seller Group Party in respect of the Business has provided services (including software development services) to any other Person where title to the work product produced by or on behalf of any Target or such Seller Group Party for such Person has been transferred or assigned to such Person, (i) such work product does not form part of any Transferred Product or Service; and (ii) neither Target nor any Seller Group Party has used such work product for other customers.

(v)    No Intellectual Property of any Seller Group Party (other than Targets) is used in or necessary for the Business or is otherwise incorporated in any Transferred Product or Service.

3.15    Compliance with Laws.(a) During the past three (3) years, each Target and (to the extent related to the Business) each Seller Group Party has complied, and is now in compliance with, all Applicable Law applicable to the Business, in each case in all material respects.

(b)    All materials, products and services distributed or marketed by any Target and (to the extent related to the Business) each Seller Group Party have at all times made all disclosures to users or customers required by Applicable Law, and, to the knowledge of the Seller Group Parties, none of such disclosures made or contained in any such materials have been inaccurate, misleading or deceptive in any material respect.

(c)    Each Target and (to the extent related to the Business) each Seller Group Party holds all material permits, licenses and approvals from, and has made all material filings with, government (and quasi-governmental) agencies and authorities, that are necessary and/or legally required to be held by it to conduct the Business without any violation of Applicable Law (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. Neither Target nor (to the extent related to the Business) any Seller Group Party has received any notice or other communication from any Governmental Authority regarding (i) any actual or possible violation of Applicable Law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.

(d)    Neither Target, nor (to the extent related to the Business) any Seller Group Party, nor any director, officer, employee, consultant, contractor or agent of such Target or any Seller Group Party has, for or on behalf of such Target or any Seller Group Party, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or (iii) made any other payment in violation of Applicable Law. There is not now, and there has never been, any employment by any Target or (to the extent related to the Business) any Seller Group Party of, or beneficial ownership in any Target or any Seller Group Party by, any governmental or political official in any country in the world.

(e)    Neither Target, nor (to the extent related to the Business) any Seller Group Party has ever maintained employees, property, or assets of any kind in Cuba, Iraq, Iran, Libya, North Korea, Sudan, Syria, or any other country against which the U.S. maintains economic sanctions or an arms embargo and neither Target, nor (to the extent related to the Business) any Seller Group Party currently maintains, nor has at any time in the past maintained, employees or assets of any kind in any jurisdiction outside of the U.S. Neither Target nor (to the extent related to the Business) any Seller Group Party (i) owns or controls any property or asset in the Republic of the Sudan, or (ii) has transacted any commercial business in the Republic of the Sudan during the prior 12 months.

3.16    Certain Transactions and Agreements. To the knowledge of the Seller Group Parties, none of the officers and directors of Targets or any Seller Group Party and, to the knowledge of the Seller Group Parties, none of the employees, consultants, contractors, unitholders or shareholders of any Target or any Seller Group Party, nor any immediate family member of an officer, director, executive employee, consultant, contractor or shareholder of any Target or any Seller Group Party, has any direct or indirect ownership interest in any firm or corporation that competes with any Target or any Seller Group Party (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded). None of said officers or directors and, to the knowledge of the Seller Group Parties, none of said employees, consultants, contractors, unitholders or shareholders or any member of their immediate families, is a party to, or otherwise directly or indirectly interested in, any Contract with any Target or any Seller Group Party, except for compensation for services as an officer, director, employee, consultant or contractor thereof that have been disclosed to Buyer. None of said officers or directors, and, to the knowledge of the Seller Group Parties, none of said employees, consultants, contractors, unitholders, shareholders or immediate family members, has any interest in any property, real or personal, tangible or intangible (including any Target IP Rights or any other Intellectual Property), that is used in the Business.

3.17    Employees, ERISA and Other Compliance.

(a) Each of the Seller Group Parties, in connection with any Business Employees which provide services to such Entity, is in compliance in all material respects with Applicable Law relating to labor, employment and fair employment practices, including, without limitation, all Applicable Laws relating to, hiring, discharge and/or terms and conditions of employment, discrimination in employment, compensation matters, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and applicable state or local laws), wages and hours, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation employee leave issues, labor relations, unemployment insurance, occupational safety and health and employment practices, work visas and/or employment authorization (including the Immigration Reform and Control Act), and is not engaged in any material unfair labor practice. Except as would not result in material Liability for the Targets, each member of Seller Group Parties, in connection with any Business Employees which provide services to such Entity, has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and has no material Liability for any arrears of wages or compensation that has come due and payable to any Business Employees. Except as would not result in material Liability for the Targets, each member of Seller Group Parties, in connection with any Business Employees which provide services to such Entity, has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, and other compensation that has come due and payable to or on behalf of such employees, independent contractors and consultants. No member of Seller Group Parties, in connection with any Business Employees which provide services to such Entity, is liable in any material respect for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against any member of Seller Group Parties, in connection with any Business Employees which provide services to such Entities, under any workers compensation plan or policy or for long term disability, other than ordinary course claims for benefits under such plans or policies. A complete list of all current Business Employees and their employer, current status (e.g., employee vs. consultant), title and/or job description, compensation (base compensation and bonuses), and legal status for purposes of eligibility to work in the United States, is set forth on Schedule 3.17(a) of the Seller Disclosure Letter. To the knowledge of the Seller Group Parties, all Business Employees that are employees are legally permitted to be employed in the jurisdiction in which such employee is employed in their current job capacities under Applicable Law. Except as would not result in material Liability for the Targets, all current Business Employees that are independent contractors have been properly classified as independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other Applicable Law.

(b)    None of the members of the Seller Group Parties is a party to or bound by any labor agreement or collective bargaining agreement, or any other labor-related agreement or arrangement with any labor union, labor organization, or works council, and no employees, consultants or contractors who are Business Employees are represented by a labor union, labor organization or works council with respect to their employment or provision of services to any Seller Group Party. Within the past three (3) years, no labor union, labor organization, works council or other collective group of employees, consultants or contractors has made a demand for recognition or certification with respect to the Seller Group Parties, and there are no representation or certification proceedings or applications seeking a representation or certification proceeding pending or, to the knowledge of the Seller Group Parties, threatened in writing to be brought or filed before any Governmental Authority. To the knowledge of the Seller Group Parties, there is, and within the three year period immediately prior to the date hereof there has been, no union organizing activities among Business Employees. There is no pending, or to the knowledge of the Seller Group Parties, threatened work stoppage, lockout, material labor grievance, material labor arbitration, material labor dispute, slowdown or labor strike against or involving the Seller Group Parties. To the knowledge of the Seller Group Parties, no Seller Group Party, nor any of their representatives, agents or employees, consultants or contractors have committed any material unfair labor practice with respect to a Business Employee. The Seller Group Parties have no knowledge that any key Business Employees intends to terminate their relationship with the Seller Group Parties within the first 12 months following the Closing Date.

(c)    (i) Schedule 3.17(c)(i)(A) of the Seller Disclosure Letter lists each material Benefit Arrangement, specifically identifying any Benefit Arrangement covering a Business Employee. A “Benefit Arrangement” is each employment, consulting, contracting, severance or other similar Contract with a Business Employee, each “employee benefit plan” as defined in Section 3(3) of ERISA, each loan to an employee, consultant or contractor and each plan or arrangement providing for insurance coverage (including any self-insured arrangements that are clearly identified as such, and any stop-loss insurance policies issued in connection with such self-insured arrangements), workers’ benefits, vacation benefits, severance benefits, retention, disability benefits, death benefits, hospitalization benefits, medical benefits, dental benefits, vision care benefits, relocation benefits, cafeteria benefits, child/dependent care benefits, sabbatical, retirement benefits, deferred compensation, profit-sharing, bonuses, profit interests, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for current or former directors, employees, consultants or contractors that is currently in effect, maintained or contributed to by the Seller Group Parties or to which any Seller Group Party has any Liability or obligation to contribute. Other than as set forth on Schedule 3.17(c)(i)(B) of the Seller Disclosure Letter or except as contemplated in Exhibit E-2, none of the Benefit Arrangements is maintained, contributed to or sponsored by any Target, and each Target is not a party to any Benefit Arrangement, neither as of the date hereof nor as of any date between the date hereof and the Closing Date (inclusive thereof). Except as contemplated in Exhibit E-2, Schedule 3.17(c)(i)(C) of the Seller Disclosure Letter lists each Benefit Arrangement that will be transferred to any Target prior to Closing.

(ii)    Each Benefit Arrangement has been maintained in compliance in all material respects with its terms and with the requirements prescribed by ERISA, the Code and any and all other Applicable Laws that are applicable to such Benefit Arrangement, and no event has occurred and no condition exists with respect to any Benefit Arrangement which would give rise to any material non-ordinary course liability under the Code or ERISA or any and all other Applicable Laws. Unless otherwise indicated in Schedule 3.17(c) of the Seller Disclosure Letter, each such Benefit Arrangement that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service that the plan (and any trust thereunder) is so qualified. To the knowledge of the Seller Group Parties, nothing has occurred since the date of any such determination that would reasonably be likely to give the IRS grounds to revoke the qualified status of any such Benefit Arrangement.

(iii)    No Action (other than routine claims for benefits) has been brought, or to the knowledge of the Seller Group Parties, is threatened against or with respect to any Benefit Arrangement, including any audit or inquiry by the Internal Revenue Service or the U.S. Department of Labor.

(iv)    All contributions due from any Seller Group Party or any ERISA Affiliate with respect to any of the Benefit Arrangements have been timely made under the terms of the applicable Benefit Arrangement, ERISA, the Code and any other Applicable Law, or there is a period of time remaining for such contributions to be timely made. No further contributions shall be due or shall have accrued thereunder as of the Closing Date (other than contributions accrued in the ordinary course of business, consistent with past practices, after the Balance Sheet Date as a result of the operations of the Business after the Balance Sheet Date).

(v)    No Benefit Arrangement (other than life insurance arrangements providing benefits for individuals who die while actively employed with a Seller Group Party) provides post-termination or retiree welfare benefits to any Person for any reason, except as may be required by COBRA or other Applicable Law, and there has been no communication to any Person that could reasonably be expected to promise or guarantee any such benefits.

(d)    None of the members of the Seller Group Parties maintains, contributes to or is obligated to contribute to, or has or could reasonably be expected to have any liability (including, without limitation, on account of an ERISA Affiliate) with respect to, (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a “multiple employer plan” as defined in ERISA or Code Section 413(c), (iii) a “funded welfare plan” within the meaning of Code Section 419, (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (v) any employee benefit plan subject to Title IV of ERISA.

(e)    To the knowledge of the Seller Group Parties (without any duty of inquiry), no Business Employee is in violation in any respect of any restrictive covenant relating to the right of any such Business Employee to be employed by or render services to any Seller Group Party or Targets or any ERISA Affiliate or to use trade secrets or proprietary information of others.

(f)    In the past two years, there has been no “mass layoff,” or “plant closing” as defined by the Workers Adjustment and Retraining Notification Act (the “WARN Act”) in respect of any Business Employees or any similar WARN-type event as defined by any state Applicable Law that is similar to the WARN Act.

(g)    Schedule 3.17(g) of the Seller Disclosure Letter lists as of the Agreement Date each Business Employee who is not actively at work because of disability or other leave and also lists, with respect to each such Business Employee, the type of leave and the anticipated date of return to full service.

3.18    Intentionally Omitted.

3.19    No Brokers. Neither Target is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Equity Purchase or any other transaction contemplated by this Agreement. Buyer shall not incur any Liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement or the Equity Purchase.

3.20    Insurance. As of the date hereof, Targets and, with respect to the Business, the Seller Group Parties, maintain the policies of insurance and bonds listed in Schedule 3.20 of the Seller Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance and all other contractually required insurance. As of the date hereof, Schedule 3.20 sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the date hereof as well as all material claims made under such policies and bonds since inception. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

3.21    No Existing Discussions. Neither Target nor any Seller Group Party nor any director, officer, shareholder, employee or agent (or any investment banker, broker, finder or similar party) thereof is engaged, directly or indirectly, in any discussions or negotiations with any third party relating to any Acquisition Proposal.

3.22    Customers and Suppliers.

(a)    Neither Target nor any Seller Group Party has any outstanding material disputes concerning its products and/or services with any customer or distributor who, in the nine months ended September 30, 2018, was one of the 20 largest sources of revenues for the Business, based on amounts billed or invoiced (each, a “Significant Customer”), and no Seller Group Party has any knowledge of any material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed on Schedule 3.22(a) of the Seller Disclosure Letter. During the last 12 months, no Seller Group Party has received any written, or to the knowledge of the Seller Group Parties, oral notice from any Significant Customer that such customer shall not continue as a customer of Targets (or Buyer) after the Closing or that such customer intends to terminate or materially modify existing Contracts with any Target (or Buyer).

(b)    Neither Target nor any Seller Group Party has any outstanding material dispute concerning products and/or services provided by any supplier who, in the nine months ended September 30, 2018, was one of the 20 largest suppliers of products and/or services to the Business, based on amounts paid or payable and any Person whose Intellectual Property is incorporated in or distributed with any Transferred Product or Service (whether or not in the top 20 based on amounts paid or payable) (each, a “Significant Supplier”), and no Seller Group Party has any knowledge of any material dissatisfaction on the part of any Significant Supplier. Each Significant Supplier is listed on Schedule 3.22(b) of the Seller Disclosure Letter. During the last 12 months, no Seller Group Party has received any written, or to the knowledge of the Seller Group Parties, oral notice from any Significant Supplier that such supplier shall not continue as a supplier to such Target or such Seller Group Party (or Buyer) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with Targets (or Buyer).

3.23    Export Control Laws. Each Target has conducted its import and export transactions, including, but not limited to, all downloads of such Target software and provision of services that are Transferred Product or Services, all transfers of software code (in binary or source code forms), and all transfers of technology to each Target’s third party developers, in accordance with the import and export laws and regulations of applicable jurisdictions. Such jurisdictions include, but are not limited to, the United States and the U.S. Export Administration Regulations.

3.24    Solvency. None of the Seller Group Parties is now insolvent nor will it be rendered insolvent by the Equity Purchase or the consummation of any other transaction contemplated hereby. As used in this Section 3.24, “insolvent” means that the sum of the present fair saleable value of the assets of an Entity do not and will not exceed its debts and other probable Liabilities. Immediately after giving effect to the consummation of the Equity Purchase, (i) each of the Seller Group Parties will be able to pay its retained Liabilities as they become due in the usual course of business, (ii) each of the Seller Group Parties will have assets (calculated at fair market value) that exceed its retained Liabilities. The cash available to Seller immediately after giving effect to the Equity Purchase, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms. The Purchase Price constitutes reasonably equivalent value for Targets and the Business, and the consummation of the Equity Purchase shall not constitute a fraudulent transfer under applicable laws relating to bankruptcy and insolvency. None of the Seller Group Parties has, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) admitted in writing its inability to pay its debts as they become due, or (iv) been convicted of, or pleaded guilty or no contest to, any felony.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Except as set forth in the Seller Disclosure Schedule, each Seller, severally as to itself and not jointly and severally, represents and warrants to the Buyer as of the date of this Agreement and as of the Closing as follows:

4.1    Organization and Good Standing.

(a)    Such Seller is a limited liability company or limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted.

(b)    Such Seller is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate be material to such Seller’s ability to consummate the Equity Purchase or to perform its obligations under this Agreement and the applicable Seller Ancillary Agreements.

4.2    Power, Authorization and Validity.

(a)    Power and Authority. Such Seller has all requisite organizational power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the applicable Seller Ancillary Agreements and to consummate the Equity Purchase. The Equity Purchase and the execution, delivery and performance by such Seller of this Agreement, each of the Seller Ancillary Agreements to which such Seller is a party and all other agreements, transactions and actions contemplated hereby or thereby, as applicable to such Seller, has been duly and validly approved and authorized by all requisite limited liability company or limited partnership action of each Seller, respectively.

(b)    No Consents. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority, is necessary or required to be made or obtained by such Seller to enable such Seller to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Seller Ancillary Agreements to which it is a party or to consummate the Equity Purchase, except for the filing of a notification under the HSR Act with respect to the transactions described herein and the expiration or termination of the applicable waiting period thereunder.

(c)    Enforceability. This Agreement has been, and on the Closing Date the Seller Ancillary Agreements to which such Seller is a party will have been, duly executed and delivered by such Seller. This Agreement is, and each of the Seller Ancillary Agreements to which such Seller is a party will be when executed by such Seller, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.3    No Broker. Such Seller is not obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Equity Purchase or any other transaction contemplated by this Agreement for which Buyer or the Targets would be liable.

4.4 Ownership of Target Equity. As of immediately prior to the Closing and following the consummation of the Restructuring Transactions, such Seller will be the record and beneficial owner of its respective portion of the Target Equity, free and clear of all Encumbrances, agreements, voting trusts, proxies or other arrangements or restrictions whatsoever (other than transfer restrictions under the Securities Act) and such Seller shall transfer and deliver to the Buyer at the Closing valid title to such portion of the Target Equity, free and clear of all Encumbrances, agreements, voting trusts, proxies or other arrangements or restrictions whatsoever (other than transfer restrictions under the Securities Act). Such Seller is not a party to (a) any option, warrant, purchase right, right of first refusal, call, put or other contract (other than this Agreement) that could require such Seller to sell, transfer or otherwise dispose of any Target Equity or (b) any voting trust, proxy or other contract relating to the voting of any Target Equity.

4.5    Litigation. There are no suits or proceedings pending or, to such Seller’s knowledge, overtly threatened in writing against such Seller at law or in equity, or before or by any Governmental Authority, which would have a material adverse effect on such Seller’s ability to consummate the transactions to occur hereunder at the Closing. Such Seller is not subject to any outstanding judgment, order or decree of any Governmental Authority which would have a material adverse effect on such Seller’s ability to consummate the transactions to occur hereunder at the Closing.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as of the date of this Agreement and as of the Closing as follows:

5.1    Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted. Buyer is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate be material to Buyer’s ability to consummate the Equity Purchase or to perform its obligations under this Agreement and the Buyer Ancillary Agreements. Buyer is not in violation of its certificate of incorporation or bylaws, each as currently in effect.

5.2 Power, Authorization and Validity.

(a)    Power and Authority. Buyer has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Buyer Ancillary Agreements and to consummate the Equity Purchase. The execution, delivery and performance by Buyer of this Agreement, each of the Buyer Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Buyer.

(b)    No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, or any other Person (governmental or otherwise),

is necessary or required to be made or obtained by Buyer to enable Buyer to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Buyer Ancillary Agreements or to consummate the Equity Purchase, except for (i) the filing by Buyer of such reports and information with the SEC under the Exchange Act, and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement, the Equity Purchase and the other transactions contemplated by this Agreement, (ii) the filing by Buyer of a notification under the HSR Act with respect to the transactions described herein and the expiration or termination of the applicable waiting period thereunder and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Buyer would not be material to Buyer’s ability to consummate the Equity Purchase or to perform its obligations under this Agreement and the Buyer Ancillary Agreements.

(c)    Enforceability. This Agreement has been duly executed and delivered by Buyer. On the Closing Date, the Buyer Ancillary Agreements will have been duly executed and delivered by Buyer. This Agreement and each of the Buyer Ancillary Agreements are, or when executed by Buyer shall be, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

5.3    No Conflict. Neither the execution and delivery of this Agreement or any of the Buyer Ancillary Agreements by Buyer, nor the consummation of the Equity Purchase or any other transaction contemplated hereby or thereby, shall conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the certificate of incorporation or bylaws of Buyer, each as currently in effect; (b) assuming the expiration or termination of the waiting period under the HSR Act applicable to the transactions described herein, any Applicable Law applicable to Buyer or any of its material assets or properties; or (c) any Contract to which Buyer is a party or by which Buyer or any of its material assets or properties are bound, except in the cases of clauses (b) and (c) where such conflict, termination, breach, impairment, violation or default would not be material to Buyer’s ability to consummate the Equity Purchase or to perform its obligations under this Agreement and the Buyer Ancillary Agreements.

5.4    Financing. Buyer has available to it and will have upon the Closing sufficient funds to consummate the transactions contemplated by this Agreement and the Buyer Ancillary Agreements.

5.5    No Brokers. Buyer is not obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Equity Purchase or any other transaction contemplated by this Agreement for which any Seller Group Party would be liable.

5.6    Litigation. There are no suits or proceedings pending or, to Buyer’s knowledge, overtly threatened in writing against Buyer at law or in equity, or before or by any Governmental Authority, which would have a material adverse effect on Buyer’s ability to consummate the transactions to occur hereunder at the Closing. Buyer is not subject to any outstanding judgment, order or decree of any Governmental Authority which would have a material adverse effect on Buyer’s ability to consummate the transactions to occur hereunder at the Closing.

ARTICLE 6

SELLER GROUP PARTY COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Closing or (b) the termination of this Agreement in accordance with the provisions of Article 10:

6.1    No Solicitation.

(a)    The Seller Group Parties will not, and will not authorize or permit any of their respective directors, officers, employees, shareholders or Affiliates or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Seller Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any members or securityholders of any Seller Group Party. The Seller Group Parties and the Seller Representatives will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal (except for Exempt Proposals). If any Seller Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Seller Group Parties are obligated pursuant to this Section 6.1 to cause such Seller Representative not to take, then the Seller Group Parties shall be deemed for all purposes of this Agreement to have breached this Section 6.1.

(b)    Notwithstanding the foregoing, the foregoing restrictions shall not prohibit Targets, any Seller Group Party, or any Seller Representatives from, directly or indirectly, taking any action that would be prohibited by the terms of Section 6.1(a)(i)-(v) if the Acquisition Proposal is limited to a transaction involving the Other Opus Company or the business thereof (including, any internal restructuring of entities and/or assets to effect such a transaction), and does not involve the direct or indirect transfer of the Business or the Targets to a third party unaffiliated with the Seller Group Parties or Buyer (an “Exempt Proposal”).

(c)    Parent shall promptly (but in any event, within one Business Day) notify Buyer orally and in writing after receipt by any Seller Group Party (or, to the knowledge of the Seller Group Parties, by any of Seller Representatives), of (i) any Acquisition Proposal (other than an Exempt Proposal), (ii) any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (other than an Exempt Proposal), (iii) any other notice that any Person is considering making an Acquisition Proposal (other than an Exempt Proposal), or (iv) any request for nonpublic information relating to a Seller Group Party or for access to any of the properties, books or records of a Seller Group Party by any Person or Persons other than Buyer. Such notice shall describe (1) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (2) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. Parent shall keep Buyer fully informed of the status and details of, and (within one Business Day of such modification) any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Buyer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.

6.2    Advice of Changes. Parent shall promptly advise Buyer in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Targets or a Seller Group Party contained in Article 3 or Article 4 untrue or inaccurate such that the condition set forth in Section 9.1 would not be satisfied, (b) any breach of any covenant or obligation of Targets or a Seller Group Party pursuant to this Agreement or any Seller Ancillary Agreement such that the condition set forth in Section 9.2 would not be satisfied, or (c) any Material Adverse Effect on the Targets or the Business; provided, however, that the delivery of any notice pursuant to this Section 6.2 shall not be deemed to amend or supplement the Seller Disclosure Letter, and provided further than any unintentional failure to provide the notice required under clause (a) above shall only be deemed to be a breach of the underlying representation or warranty and not a breach of covenant for the purposes of this Agreement.

6.3    Maintenance of Business. Targets (and each of the Seller Group Parties, to the extent related to the Business) shall use commercially reasonable efforts to carry on and preserve the Business and its relationships with customers, advertisers, suppliers, licensors, employees and other contractual counterparties in substantially the same manner as it has prior to the Agreement Date consistent with its past practices. If so requested by Buyer, the Seller Group Parties shall exercise commercially reasonable efforts to cooperate with Buyer in facilitating an orderly and smooth transition of such relationships to Buyer upon and following the Equity Purchase.

6.4    Conduct of Business. Except as contemplated by this Agreement, Exhibit D-1, Exhibit D-2, Exhibit E-1, Exhibit E-2 or Exhibit E-3, or as required by applicable Law or under any Contract in existence as of the date hereof and set forth on the Seller Disclosure Letter, Targets (and each of the Seller Group Parties, to the extent related to the Business) shall use their commercially reasonable efforts to not, without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed):

(a)    amend its operating agreement or certificate of formation (or other comparable charter or organizational governing documents);

(b)    declare, set aside or pay any stock dividend or other non-cash distribution (whether in stock or property) in respect of its units or capital stock, or redeem, repurchase or otherwise acquire any of its units or capital stock or other securities;

(c)    issue, sell, create or authorize any membership units or shares of its capital stock of any class or series or any other of its securities, or issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue membership units or shares of its capital stock or any securities that are potentially exchangeable for, or convertible into, membership units or shares of its capital stock;

(d)    subdivide, split, combine or reverse split the outstanding membership units or shares of its capital stock of any class or series or enter into any recapitalization affecting the number of outstanding membership unites or shares of its capital stock of any class or series or affecting any other of its securities;

(e)    in respect of any current Business Employee: (i) pay any bonus, increased salary, severance, gift or special remuneration to any director, officer, employee, consultant or contractor (except in the ordinary course of business consistent with its past practices), (ii) amend or enter into any employment, consulting, contracting or similar Contract with any such person (except in the ordinary course of business), (iii) adopt any plan or arrangement to provide compensation or benefits to any current or former directors, employees, consultants or contractors, or amend or terminate any Benefit Arrangements (except in each case as required under ERISA, the Code, Applicable Law or this Agreement), or (iv) materially amend or modify any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder;

(f)    voluntarily incur any Debt or guarantee any such Debt of another Person, in each case, outside the ordinary course of business, or issue or sell any debt securities or guarantee any debt securities of another Person;

(g)    voluntarily place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any asset of any Target or the Business, or on the Target Equity;

(h)    (i) lend any money, other than normal advances to employees for expenses that are incurred in the ordinary course of business consistent with its past practices or (ii) make any investments in or capital contributions to, any Person;

(i)    sell, lease, license, transfer or dispose of any assets material of the Business (except for sales of Transferred Products or Services in the ordinary course of business under the Standard Customer Agreement);

(j)    enter into any Target Material Contract (other than for sales of Transferred Products or Services in the ordinary course of business under the Standard Customer Agreement), violate, terminate, amend or otherwise modify or waive any of the material terms of any Target Material Contract, or enter into any material transaction or take any other action not in the ordinary course of business;

(k)    license any of its technology or Intellectual Property (except for licenses under the Standard Customer Agreement made in the ordinary course of business), or acquire any Intellectual Property (or any license thereto) from any third party (other than licenses of software generally available to the public at a per copy license fee of less than $50,000 per copy);

(l)    (i) pay, discharge or satisfy, in an amount in excess of $50,000 in any one case, any Liability arising otherwise than in the ordinary course of business, other than (1) the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Business Balance Sheet and (2) the payment, discharge or satisfaction of Debt, Target Bonuses and Target Transaction Expenses, or (ii) make any future financial commitment outside the ordinary course of business or make any capital expenditures, capital additions, or capital improvements, in each case in an amount in excess of $50,000;

(m)    materially change the manner in which it extends warranties, discounts or credits to customers;

(n)    terminate, waive or release any material right or claim;

(o)    (i) initiate any Action (other than for the routine collection of bills or in connection with this Agreement) or (ii) settle or agree to settle any Action (except where the amount in controversy does not exceed $50,000 and does not involve injunctive or other equitable relief);

(p)    change any of its accounting methods, unless required by U.S. GAAP;

(q)    merge, consolidate or reorganize with, acquire, or enter into any other business combination with any corporation, partnership, limited liability company or any other entity (other than Buyer), acquire a substantial portion of the assets of any such entity, or enter into any negotiations, discussions or agreement for such purpose;

(r)    engage, retain or enter into any Contract with any investment banker or broker related to or in connection with the transactions contemplated by this Agreement;

(s)    materially change any insurance coverage;

(t)    enter into any Contract with an Affiliate of any Seller Representative, other than as contemplated by this Agreement;

(u)    defer the payment of any accounts payable other than in the ordinary course of business, consistent with past practices, or in an amount in excess of $50,000, or grant any discount, accommodation or other concession made other than in the ordinary course of business, in order to accelerate or induce the collection of any receivable;

(v)    entry into any Contract that would be required to be disclosed as an off-balance sheet arrangement under U.S. GAAP;

(w)    (i) agree to any audit assessment by any Tax Authority, (ii) file any income Tax Return or any other Tax Return or amendment to any Tax Return, each reflecting an amount due in excess of $10,000, unless copies of such Tax Return or amendment have first been delivered to Buyer for its review at a reasonable time prior to filing, (iii) make or change any material election in respect of taxes or adopt or change any material accounting method in respect of taxes, or (iv) enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; or

(x)    agree to do any of the things described in the preceding clauses (a)-(w).

Notwithstanding anything to the contrary in this Section 6.4, (i) no action by the Targets with respect to matters specifically addressed by any provision of this Section 6.4 shall be deemed a breach of Section 6.3 unless such action would constitute a breach of one or more of such provisions of this Section 6.4, (ii) the Targets’ failure to take any action prohibited by this Section 6.4 will not be a breach of Section 6.3, (iii) the Seller Group Parties may undertake the Restructuring Transactions and the transactions contemplated by Exhibit E-1, Exhibit E-2 and Exhibit E-3, and (iv) the Seller Group Parties may (x) use all available cash to make cash dividends and/or pay bonuses on or prior to the Closing Date and may use any new cash invested by the Sellers and (y) enter into and/or pay any bonus arrangements with employees of Targets so long as such bonuses are included in the calculation of Target Bonuses or paid prior to the Closing Date. For purposes of this Section 6.4, “Target Material Contract” includes any Contract arising subsequent to the Agreement Date that would have been required to be listed on the Seller Disclosure Letter pursuant to Section 3.12 or Section  3.14 had such Contract been in effect on the Agreement Date.

6.5    Regulatory Approvals. Parent shall, and shall cause each relevant Seller Group Party to, promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, waiting period expiration or termination, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be reasonably required in connection with the consummation of the Equity Purchase and the other transactions contemplated by this Agreement or any Seller Ancillary Agreement. The Seller Group

Parties shall use reasonable best efforts to obtain, and to cooperate with Buyer to promptly obtain, all such authorizations, waiting period expirations or terminations, approvals and consents and shall pay any associated filing fees payable by Seller Group Parties with respect to such required authorizations, waiting period expirations or terminations, approvals and consents. Parent shall promptly inform Buyer of any material communication between any Seller Group Party and any Governmental Authority regarding any of the transactions contemplated hereby, and shall provide Buyer reasonable advance notice of the nature and substance of any planned communication with any Governmental Authority. If any Seller Group Party or any of its Affiliates receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then such party shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request, following the prior review of any proposed response with, and consider in good faith the views of, Buyer; provided, that the final determination as to the appropriate course of action and response shall be made by Buyer. In addition, to the extent reasonably practicable, any Seller Group Party’s discussions, telephone calls, and meetings with a Governmental Authority regarding the transactions contemplated by this Agreement shall include representatives of Buyer. Subject to applicable Law, the Seller Group Parties will consult and reasonably cooperate with Buyer in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Authority regarding the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, Buyer shall, on behalf of the parties, control and lead all communications with any Governmental Authority and all strategy relating to any filings with or responses to inquiries made by a Governmental Authority in connection with the transactions described herein under the antitrust laws (including the HSR Act) and shall consult with the Seller Group Parties, keep the Seller Group Parties reasonably informed and shall consider in good faith any recommendations from the Seller Group Parties.

6.6    Necessary Consents. Targets and the Seller Group Parties shall use commercially reasonable efforts to promptly obtain such written consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary or appropriate in order to effect the consummation of the Equity Purchase and the other transactions contemplated by this Agreement, to enable Buyer to carry on the Business immediately after the Closing and to keep in effect and avoid the breach, violation of, termination of, or adverse change to any Contract to which Targets are a party or are bound or by which any of their assets are bound, in each case, to the extent set forth on Schedule 6.6.    Targets and the Seller Group Parties will (i) consult with Buyer beforehand regarding the process for seeking such consents and providing such notices, (ii) provide Buyer with a reasonable opportunity to review and comment in advance on the forms of such consent requests and notices, and (iii) incorporate any reasonable comments thereto made by Buyer.

6.7    Litigation. The Seller Group Parties shall notify Buyer in writing promptly after learning of any Action initiated by or against any Target, or, to the extent related to the Business, by or against any Seller Group Party, or known by any Seller Group Party to be threatened against any Target, against any Seller Group Party (to the extent related to the Business), or against any of their respective equityholders (to the extent related to the Business) or any Business Employee in their capacity as such.

6.8    Access to Information. Targets and the Seller Group Parties shall allow Buyer and its agents and advisors reasonable access during normal business hours to the files, books, records, technology, Contracts, and offices of Targets and the Business, including information relating to the Business’s taxes, Contracts, Liabilities, financial condition and real, personal and intangible property, subject to the terms of the Confidentiality Agreement between Hiperos and Buyer dated August 22, 2018 (the “NDA”); provided that the Buyer and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Targets and/or the Seller Group Parties; provided, further, that the Targets and Seller Group Parties shall not be obligated to provide such access or information if any such party determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party, jeopardize the protection of the attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information.

6.9    Notices to Unitholders and Employees.

(a)    Each Seller Group Party shall timely provide to holders of units or other equity in such Person all notices to be given to such holders in connection with this Agreement, the Equity Purchase and the transactions contemplated by this Agreement, to the extent required under such Person’s constitutive documents or other applicable Contracts.

(b)    The applicable Seller Group Party shall timely give all notices and other information to the extent required to be given by a Seller Group Party by law (which notices and information shall be in form and substance reasonably satisfactory to Buyer) to the Business Employees, any collective bargaining unit representing any group of Business Employees, and any applicable Governmental Authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the transactions contemplated by this Agreement.

6.10    Payoff Letters; Release of Encumbrances. No later than two Business Days prior to the Closing Date, Targets shall obtain from each holder of Target Debt set forth in Schedule 6.10(a), and deliver to Buyer, an executed customary payoff letter, in form and substance reasonably acceptable to Buyer, setting forth: (i) the amounts required to pay off in full on the Closing Date, the Target Debt owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment; and (ii) the commitment of the creditor to allow for the release all Encumbrances, if any, that the creditor may hold on any of the assets of any Target on the Closing Date in respect of such Target Debt upon payment in full of such amounts owed to such creditor (each, a “Payoff Letter”).

6.11    Amendment or Termination of Contracts. The Seller Group Parties shall use commercially reasonable efforts to amend or terminate (as indicated) prior to the Closing, the Contracts set forth in Schedule 6.11 of the Seller Disclosure Letter, which amendments or terminations shall be in form and substance satisfactory to Buyer; provided, however, that the Seller Group Parties shall not, as a condition to obtaining the consent to any such amendment or termination from the applicable counter-party to a Contract, agree to provide additional consideration or otherwise agree to incur an additional Liability (beyond that which is already contemplated by the Contract) without the prior written consent of Buyer. Parent shall provide Buyer with regular updates regarding the status of negotiations with the applicable counter-parties and promptly inform Buyer of any material communication between any Seller Group Party and any such counter-party. The Seller Group Parties shall direct negotiations with the applicable counter-parties, but shall consult regularly with Buyer regarding such negotiations and consider in good faith the input and advice of Buyer.

6.12    Satisfaction of Conditions Precedent. The Seller Group Parties shall use their respective commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Article 9, and shall use their respective commercially reasonable efforts to cause the Equity Purchase and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

6.13    Non-Competition and Non-Solicitation.

(a)    As a material inducement and consideration for Buyer to enter into this Agreement, for a period of three years following the Closing Date (the “Restricted Period”), Parent agrees that it will not, and it will not permit any of its Subsidiaries to, directly or indirectly, in any capacity (including as agent, consultant, advisor, independent contractor, general partner, shareholder, investor, lender or guarantor of any corporation, partnership or other entity) participate or engage in any way in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that competes with the business, products or activities of the Business or render any services to any business engaged in the design, manufacture or sale of any product, or provision of any service, that competes with the Business within the United States and its territories, Canada and other parts of the world in which Targets or any Seller Group Party in connection with the Business is doing business as of the date hereof (the “Restricted Territory”).

(b)    As a material inducement and consideration for Buyer to enter into this Agreement, each Seller Group Party agrees that, during the Restricted Period, it shall not, within the Restricted Territory, directly or indirectly solicit away or attempt to solicit away (i) employees of the Business as of the Closing Date for any Seller Group Party’s own benefit or for the benefit of any other Person or Entity, or (ii) actual or prospective customers of Buyer or any of its subsidiaries in respect of the Business. For the avoidance of doubt, the restrictions in this Section 6.13(b) shall not apply to any portfolio company of Fund X/C or its Affiliates (other than Parent and its Subsidiaries).

(c)    Each of the parties hereto agree that the duration and geographic scope of the non-compete and the non-solicitation provisions set forth in this Section 6.13 are reasonable. If any covenant in this Section 6.13 is held to be invalid, illegal or unenforceable by any court of competent jurisdiction or any other Governmental Authority, it is agreed and understood that such covenant will not be voided but rather will be construed to impose limitations upon the activities of the Seller Group Parties that are no greater than allowable under then applicable laws. In the event of a breach of any of the covenants set forth in this Section 6.13, Buyer will be entitled to an injunction against any Seller Group Party restraining such breach in addition to any other remedies provided by law or equity. In addition, in the event of any such breach, in addition to any such remedies, the Restricted Period shall be automatically extended by a number of days equal to the total number of days in the period from the date on which such breach shall have first occurred through the date as of which such breach shall have been fully cured.

6.14    Confidentiality. From the Closing until the third year anniversary of the Closing, the Seller Group Parties shall keep the Confidential Information confidential and not disclose to any Person any Confidential Information in any manner whatsoever except to the extent (a) necessary to comply with the terms of this Agreement or any agreement contemplated herein, (b) requested in writing by the Buyer, (c) in connection with the defense or prosecution of any Action or Order arising from or relating to this Agreement or the transactions contemplated herein, or (d) provided to investors and prospective investors in funds affiliated with any Seller Group Parties for ordinary course reporting or marketing purposes consistent with past practices. For the avoidance of doubt, any Seller Group Party may disclose any Confidential Information to its representatives who need to know such information for the performance of their respective duties on a confidential basis. The restrictions set forth in this Section 6.14 shall not apply to any Affiliate or representative of the Seller Group Parties that has not actually received any Confidential Information. The Seller Group Parties and their respective representatives may disclose any Confidential Information which is requested or required to be disclosed by Applicable Law or the rules of any exchange to which it is subject or pursuant to a demand of any Governmental Authority. The parties hereto expressly acknowledge and understand that (x) Splitter and Fund X/C are, and/or are affiliated with, a private equity fund under management that invests in or acquires companies and may from time to time invest in entities that develop and utilize technologies, products or services that are similar to or competitive with those of the Targets and the Business, and (y) nothing herein shall be construed to limit or prevent in any manner Splitter and Fund X/C from (A) subject to Section 6.13(b), entering into any agreement or business relationship with any third party or (B) evaluating or engaging in investment or acquisition discussions with, or investing in or acquiring or serving on the board of, any entity, whether or not competitive with the Targets or the Business, and none of such activities described in the foregoing clauses (A) or (B) shall in and of itself constitute a breach of this Agreement in any respect, so long as in each case, the Splitter or Fund X/C does not disclose Confidential Information in breach of this Agreement in connection with such activities.

ARTICLE 7

BUYER COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Closing or (b) the termination of this Agreement in accordance with the provisions of Article 10:

7.1    Advice of Changes. Buyer shall promptly advise Parent in writing of any event occurring subsequent to the Agreement Date that would render any representation or warranty of Buyer contained in Article 5 untrue or inaccurate such that the condition set forth in Section 8.1 would not be satisfied.

7.2    Regulatory Approvals. Buyer shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, waiting period expiration or termination, approval or consent of any Governmental Authority, whether foreign, federal, state, local or municipal, which may be reasonably required in connection with the consummation of the Equity Purchase and the other transactions contemplated by this Agreement or any Buyer Ancillary Agreement. Buyer shall use reasonable best efforts to obtain all such authorizations, waiting period expirations or terminations, approvals and consents and shall pay any associated filing fees payable by Buyer with respect to such authorizations, waiting period expirations or terminations, approvals and consents. Buyer shall promptly inform Parent of any material communication between Buyer and any Governmental Authority regarding any of the transactions contemplated hereby, and shall provide Parent reasonable advance notice of the nature and substance of any planned communication with any Governmental Authority. If Buyer or any Affiliate of Buyer receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then Buyer shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request, following the prior review of any proposed response with, and consider in good faith the views of, Parent. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.2 or under Section 6.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Authority challenging any transaction contemplated by this Agreement as violative of any federal, state or foreign statutes, rules, regulations or Orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, it is expressly understood and agreed that: (a) Buyer shall contest any Action or Order, whether temporary, preliminary or permanent; provided that Buyer shall not have any obligation to file any lawsuit against any Governmental Authority with respect thereto; and (b) Buyer shall not be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for (1) the sale, transfer, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any material assets, categories of assets, operations or categories of operations of Buyer or any of its subsidiaries or other Affiliates or any Target, (2) the discontinuation of any product or service of Buyer or any of its subsidiaries or other Affiliates or any Target, (3) the licensing or provision of any technology, software or other Intellectual Property of Buyer or any of its subsidiaries or other Affiliates or any Target to any Person, (4) the imposition of any limitation or regulation on the ability of Buyer or any of its subsidiaries or other Affiliates to freely conduct their business or own their respective assets (including the assets of Target and the Business), or (5) the holding separate of any assets of any Target or the Business or any limitation or regulation on the ability of Buyer or any of its subsidiaries or other Affiliates to exercise full rights of ownership of the Business (any of the foregoing, an “Antitrust Restraint”).

7.3    Access to Information. From and after the Closing, for a period of six years, Buyer shall, and shall cause the Targets to allow Sellers and their agents and advisors reasonable access during normal business hours to the files, books, records, and Contracts for purposes limited to Taxes, third-party disputes, financial reporting or employee matters; provided that the Sellers and their representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Targets; provided further that (without restricting the rights of the Sellers set forth in Section 12.20) the Buyer shall not be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party, jeopardize the protection of the attorney-client privilege or expose Buyer to risk of liability for disclosure of sensitive or personal information.

7.4    Satisfaction of Conditions Precedent. Buyer shall use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article 8, and Buyer shall use its commercially reasonable efforts to cause the Equity Purchase and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

ARTICLE 8

CONDITIONS TO OBLIGATIONS OF THE SELLER GROUP PARTIES

The obligations of the Seller Group Parties to consummate the Equity Purchase and take the other actions required to be taken by them at the Closing are subject to the fulfillment or satisfaction as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by the Seller Group Parties in a writing signed on behalf of the Seller Group Parties):

8.1    Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth (a) in Article 5 that are qualified as to materiality (it being understood that dollar thresholds are not materiality qualifications), as well as in Section 5.3(a) shall be true and correct and (b) in Article 5, other than as described in the immediately foregoing clause (a), shall be true and correct in all material respects, in each case on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except in each case for any such representations or warranties that by their terms speak only as of a specific date or dates, which shall only be so true and correct on and as of such specified date or dates).

8.2    Covenants. Buyer shall have performed and complied with all of its covenants contained in Article 7 on or before the Closing (to the extent that such covenants require performance on or before the Closing), except to the extent the failure to so perform and comply with such covenants does not have a material adverse effect on Buyer’s ability to consummate the Equity Purchase or to perform its obligations under this Agreement and the Buyer Ancillary Agreements.

8.3    Compliance with Law; No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Authority any statute, regulation, enactment, Order or Action (whether temporary, preliminary or permanent) that prohibits or renders illegal or imposes limitations on the Equity Purchase or any other material transaction contemplated by this Agreement.

8.4    Government Consent. There shall have been obtained at or prior to the Closing Date such authorizations or such waiting periods shall have expired, and all such other actions shall have been taken and approvals shall have been given by any Governmental Authority, as may be required under the HSR Act.

8.5    Receipt of Closing Deliveries. The Seller Group Parties shall have received each of the agreements, instruments and other documents set forth in Section 2.7(a).

8.6    Restructuring Transactions. Each of the Restructuring Transactions set forth in Exhibit D-1 shall have been completed.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF BUYER

Buyer’s obligations to consummate the Equity Purchase and take the other actions required to be taken by Buyer at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Buyer in a writing signed by Buyer and that any such waiver shall not affect any rights to indemnification or any remedy hereunder):

9.1    Accuracy of Representations and Warranties. (i) The representations and warranties of the Sellers and the Targets set forth in Article 3 and Article 4 (excluding representations and warranties set forth in Section 3.1(a), Section 3.2, Section 3.3, Section 3.4, Section 3.5(a), Section 3.11(b)(i), Section 4.1(a), Section 4.2, and Section 4.4), disregarding all qualifications as to materiality (it being understood that dollar thresholds are not materiality qualifications) or Material Adverse Effect, shall be true and correct, in each case on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be so true and correct on and as of such specified date or dates), except where the failure to be true and correct would not have a Material Adverse Effect on the Targets taken as a whole, (ii) the representations and warranties of the Sellers and the Targets set forth in Section 3.1(a), Section 3.2, Section 3.3, Section 3.5(a), Section 4.1(a), and Section 4.2, disregarding all qualifications as to materiality (it being understood that dollar thresholds are not materiality qualifications) or Material Adverse Effect, shall be true and correct in all material respects, in each case on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be so true and correct on and as of such specified date or dates), (iii) the representations and warranties of the Sellers and the Targets set forth in Section 3.4 and Section 4.4 shall be true and correct in all respects, in each case on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be so true and correct on and as of such specified date or dates), except where the failure to be so true and correct would be de minimis, and (iv) the representations and warranties of the Targets set forth in Section 3.11(b)(i) shall have been true and correct in all respects as of the date of this Agreement.

9.2    Covenants. The Seller Group Parties shall have performed and complied in all material respects with all of their respective covenants contained in Article 6 at or before the Closing (to the extent that such covenants require performance at or before the Closing).

9.3    No Material Adverse Effect. Since the Agreement Date, there shall not have been any Material Adverse Effect on the Targets taken as a whole, whether or not resulting from a breach in any representation, warranty or covenant in this Agreement.

9.4    Compliance with Law; No Legal Restraints; No Litigation. There shall not be issued, enacted, adopted, or threatened any Order or Action by a Governmental Authority (including any Antitrust Restraint) (whether temporary, preliminary or permanent) that is continuing and prohibits or renders illegal or imposes limitations on the Equity Purchase or any other material transaction contemplated by this Agreement.

9.5    Government Consent. There shall have been obtained at or prior to the Closing Date such authorizations or such waiting periods shall have expired, and all such other actions shall have been taken and approvals shall have been given by any Governmental Authority, as may be required under the HSR Act.

9.6    Receipt of Closing Deliveries. Buyer shall have received each of the agreements, instruments and other documents set forth in Section 2.7(e), provided, however, that such receipt shall not be deemed to be an agreement by Buyer that the matters covered by the agreements, certificates, instruments or documents set forth in Section 2.7(e) are accurate and shall not diminish Buyer’s remedies hereunder if any of the foregoing documents is not accurate.

9.7    Restructuring Transactions. Each of the Restructuring Transactions set forth in Exhibit D-1 shall have been completed.

9.8    Third Party Consents. The Seller Group Parties shall have delivered to Parent all necessary consents, waivers and approvals of parties to any Contract set forth on Schedule 9.8 hereto.

9.9    Amended or Terminated Agreements. The Seller Group Parties shall have delivered to Parent evidence, in form and substance reasonably acceptable to Parent, of all amendments or terminations contemplated on Schedule 6.11.

ARTICLE 10

TERMINATION OF AGREEMENT

10.1    Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of Buyer and Parent.

10.2    Unilateral Termination.

(a)    Either Buyer or Parent, by giving written notice to the other, may terminate this Agreement at any time prior to the Closing if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Equity Purchase or any other material transaction contemplated by this Agreement.

(b)    Either Buyer or Parent, by giving written notice to the other, may terminate this Agreement prior to Closing if the Closing shall not have occurred by midnight Pacific Time on

February 28, 2019; provided, however, that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to any party whose breach of a representation or warranty or covenant made under this Agreement by such party is the primary cause of the failure of any condition set forth in Article 8 or Article 9 to be fulfilled or satisfied on or before such date.

(c)    Either Buyer or Parent may terminate this Agreement at any time prior to the Closing if (i) the other has committed a breach of (1) any of its representations and warranties under Article 3, Article 4 or Article 5, as applicable, or (2) any of its covenants under Article 6 or Article 7, as applicable, and has not cured such breach within ten Business Days after the party seeking to terminate this Agreement has given the other party written notice of the material breach and its intention to terminate this Agreement pursuant to this Section 10.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (ii) such breach, if not cured on or prior to the Closing Date, would result in the failure of any of the conditions set forth in Article 8 or Article 9, as applicable, to be fulfilled or satisfied; provided, however, that the right to terminate this Agreement under this Section 10.2(c) shall not be available to a party if the party is at that time in material breach of this Agreement.

(d)    Buyer, by giving written notice to Parent, may terminate this Agreement at any time prior to the Closing if (i) any Seller Group Party (or its governing body) shall have for any reason recommended, endorsed, accepted or agreed to an Acquisition Proposal or shall have resolved to do any of the foregoing, in each case, in violation of Section 6.1(a) and Section 6.1(b), or (ii) if an inquiry, offer or Acquisition Proposal shall have been made and the Seller Group Party in receipt thereof does not within two Business Days of such occurrence reconfirm its commitment to this Agreement and the transactions contemplated hereby and reject such Acquisition Proposal.

10.3    Effect of Termination. In the event of termination of this Agreement as provided in Section 10.2, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer or any of the Seller Group Parties or their respective officers, directors, equityholders or Affiliates; provided, however, that (i) the provisions of this Section 10.3 (Effect of Termination) and Article 12 (Miscellaneous) shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from liability in connection with any Fraud or intentional misrepresentation or willful breach of covenant committed by such party prior to the termination of this Agreement as provided in Section 10.2.

ARTICLE 11

SURVIVAL, INDEMNIFICATION AND REMEDIES

11.1    Survival. If the Equity Purchase is consummated, the representations and warranties of the Sellers and the Targets contained in this Agreement (including the certificates contemplated hereby) shall survive the Closing and remain in full force and effect, until 11:59 p.m. Pacific Time on the day that is the 18 month anniversary of the Closing Date; provided, however, that (x) the representations and warranties of the Sellers and the Targets contained in Section 3.1 (Organization and Good Standing), Section 3.2 (Subsidiaries), Section 3.3 (Power, Authorization and Validity), Section 3.4 (Capitalization of Targets), clause (a) of Section 3.5 (No Conflict), Section 3.7 (Taxes), Section 3.19 (No Brokers), Section 4.1 (Organization and Good Standing), Section 4.2 (Power, Authorization and Validity), Section 4.3 (No Brokers), and Section 4.4 (Ownership of Target Equity) (collectively, the “Fundamental Representations”) will remain operative and in full force and effect until 30 days after the expiration of the statute of limitations applicable to the subject matter of the representation in question and (y) the representations of the Sellers and the Targets contained in Section 3.14 (Intellectual Property) will remain operative and in full force and effect until 11:59 p.m. Pacific Time on the day that is the three (3) year anniversary of the Closing Date (collectively, the “IP Representations”); provided further, that no right to indemnification pursuant to Article 11 in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim (as defined below) delivered prior to the expiration of the applicable Claims Period (as defined below) with respect to such representation or warranty shall be affected by the expiration of such representation or warranty; and provided further, that such expiration shall not affect the rights of any Buyer Indemnified Person under Article 11 or otherwise to seek recovery indefinitely of Damages arising out of any Fraud. If the Equity Purchase is consummated, the representations and warranties of Buyer contained in this Agreement (including the certificates contemplated hereby) shall expire and be of no further force or effect as of the Closing. If the Equity Purchase is consummated, all covenants of the parties (including the covenants set forth in Article 6 and Article 7) shall expire and be of no further force or effect as of the date that is the 18 month anniversary of the Closing Date, except to the extent such covenants provide that they are to be performed after the Closing; provided, however, that the indemnification obligations set forth in (x) clause (d) of Section 11.2 shall survive until 30 days after the expiration of the statute of limitations applicable to the subject matter thereof and (y) clauses (e)-(g) of Section 11.2 shall survive until 11:59 p.m. Pacific Time on the day that is the three (3) year anniversary of the Closing Date; provided further, that no right to indemnification pursuant to Article 11 in respect of any claim based upon any breach of a covenant (including a breach of a covenant that occurs prior to the Closing) that is set forth in a Notice of Claim delivered prior to the expiration of the Claims Period with respect to such covenant shall be affected by the expiration of such covenant. For purposes of this Agreement, the “Claims Period” with respect to any representation, warranty, covenant or indemnification obligation shall mean the survival periods specified in this Section 11.1.

11.2    Agreement to Indemnify. Following the Closing, Sellers (the “Indemnifying Parties”) shall jointly and severally indemnify and hold harmless Buyer and its subsidiaries (including, after Closing, Targets), their respective officers, directors, employees, agents, representatives and equityholders, and each person, if any, who controls or may control Buyer or any of its subsidiaries within the meaning of the Securities Act or the Exchange Act (each hereinafter referred to individually as a “Buyer Indemnified Person” and collectively as “Buyer Indemnified Persons”) from and against any and all damages, losses, costs, penalties, Liabilities and expenses (including, in each case to the extent it is finally determined that a Buyer Indemnified Person is entitled to indemnification hereunder for the underlying claim, reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs) (hereinafter collectively referred to as “Damages”), arising out of, resulting from or in connection with the following: (a) any breach of any representation or warranty made by any Seller Group Party in Article 3 or Article 4 or in any Seller Ancillary Agreement; (b) any failure of any certification, representation or warranty made by or on behalf of any Seller Group Party in any certificate delivered to Buyer pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Buyer; (c) any breach of or default in connection with any of the covenants or agreements to be performed or complied with made by any Seller in this Agreement or any Seller Ancillary Agreement; (d) any Indemnified Taxes; (e) any Target Debt not reflected in the calculation of the Final Purchase Price; (f) any Target Transaction Expenses not reflected in the calculation of the Final Purchase Price; or (g) any Excluded Liabilities.

11.3    Limitations.

(a)    No Buyer Indemnified Person may recover any Escrow Cash in respect of any claim for indemnification that is made pursuant to Section 11.2(a)-(b) (and does not involve (i) a Fundamental Representation, (ii) the IP Representations or (iii) Fraud) unless and until the aggregate amount of Damages that may be claimed pursuant to Section 11.2(a)-(b) exceeds one hundred thousand dollars ($100,000) (the “Threshold”), and once the Threshold has been reached, the Buyer Indemnified Person may make claims for indemnification and may receive Escrow Cash for all Damages (including the amount of the Threshold).

(b)    Subject to Section 11.3(c), if the Equity Purchase is consummated, recovery from the Escrow Cash shall be the sole and exclusive remedy under this Agreement, except (i) in respect of the matters listed in clauses (a)-(b) of Section 11.2, in the case of either (A) any breach of any of the Fundamental Representations or IP Representations or (B) Fraud, (ii) in respect of the matters listed in clause (c) of Section 11.2, in the case of willful breaches of such covenants or agreements or breaches of such covenants or agreements following the Closing, and (iii) for any matters listed in the foregoing clauses (d)-(g) of Section 11.2 ((i)-(iii) collectively, the “Fundamental Matters”). In the case of the Fundamental Matters, the Indemnifying Persons shall be liable for the amount of any Damages resulting therefrom. Notwithstanding anything in this Agreement to the contrary, in no event shall (i) the maximum liability of the Indemnifying Parties exceed in the aggregate one million dollars ($1,000,000) under Section 11.2(a)-(b) in respect of any representation or warranty with respect to the Hiperos Financial Statements in Section 3.8 or elsewhere in the Agreement to the extent they reflect or are based on the financial results of the Other Opus Company or are not related to the Business or Hiperos; (ii) the maximum liability of the Indemnifying Parties under Section 11.2(a)-(b) in respect of the IP Representations and Section 11.2(e)-(g) exceed in the aggregate twenty-five percent (25%) of the Purchase Price actually received by the Sellers; or (iii) the maximum liability of the Indemnifying Parties under this Article 11 exceed the amount of the Purchase Price actually received by the Sellers except in all cases in the case of claims under Section 11.2(a)-(b) based on Fraud by or with the actual knowledge of the Sellers.

(c)    From and after the Closing, the Buyer Indemnified Persons’ sole and exclusive remedy against the Sellers and each of their respective Non-Recourse Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under securities laws or otherwise, shall be pursuant to the provisions of this Article 11 and the provisions of the Escrow Agreement. In furtherance of the foregoing, Buyer hereby waives and releases to the fullest extent permitted under applicable Law, each Seller and each of their respective Non-Recourse Parties, whether in any individual, corporate or any other capacity, from and against any and all other rights, claims and causes of action it may have against each Seller or any of their respective Non-Recourse Parties relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby (including relating to any exhibit, schedule or document delivered hereunder), including whether arising under or based upon any Law or otherwise. The provisions in this Agreement relating to indemnification, and the limits imposed on the Buyer Indemnified Persons’ remedies with respect to this Agreement and the transactions contemplated hereby (including this Section 11.3(c)) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Sellers hereunder. No Buyer Indemnified Person may avoid the limitations on liability set forth in this Article 11 by seeking damages for breach of contract, tort or pursuant to any other theory of liability. Notwithstanding anything to the contrary in this Section 11.3(c), nothing in this Section 11.3(c) shall prejudice or limit in any way any Fraud claim.

(d)    Damages shall be calculated net of actual recoveries under existing insurance policies (net of any applicable collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums), it being understood that the Buyer Indemnified Persons shall use commercially reasonable efforts to seek recovery under any insurance policies maintained by Buyer or any Target with respect to any particular Damages which are covered by such policies, provided, however, that no Buyer Indemnified Person shall be required pursuant to this Agreement to obtain, maintain or not cancel any insurance policy. In the event that an insurance or other recovery is made by any Buyer Indemnified Person with respect to any Damage for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of any applicable collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums) shall be made reasonably promptly to the Indemnifying Parties. Furthermore, notwithstanding anything to the contrary, Damages shall not include any such Damages suffered or incurred (i) that are due to transactions undertaken by Buyer or the Targets occurring on the Closing Date but after the Closing that are outside of the ordinary course of business or (ii) that are due to the manner in which Buyer finances the transactions contemplated by this Agreement.

(e)    Buyer shall take, and shall cause the Targets and its and their Affiliates to take, reasonable measures to mitigate any Damages subject to indemnification hereunder (including taking steps to prevent any contingent liability from becoming an actual liability), to the extent required under applicable law. The Buyer Indemnified Persons shall not be entitled to recover or make a claim under this Article 11 for any Damages to the extent such Damages are taken into account in determining the Final Purchase Price.

(f)    Notwithstanding anything herein to the contrary but subject to the last sentence of Schedule 2.8(j), the Buyer Indemnified Persons’ sole remedy against the Indemnifying Parties with respect to Specified Taxes shall be limited as follows: (i) after the Buyer Indemnified Persons receive indemnification payments from the Indemnifying Parties in respect of Specified Taxes of $632,000 in the aggregate, the Indemnifying Parties shall not be liable for more than (50%) percent of any additional Specified Taxes and (ii) the maximum liability of the Indemnifying Parties under this Agreement with respect to Damages attributable to Specified Taxes shall not exceed $886,000 in the aggregate.

11.4    Notice of Claim.

(a)    As used herein, the term “Claim” means a claim for indemnification of Buyer or any other Buyer Indemnified Person for Damages under this Article 11. Buyer may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Buyer Indemnified Person, and Buyer shall give written notice of a Claim executed by an officer of Buyer (a “Notice of Claim”) to Parent after Buyer becomes aware of the existence of any actual or potential claim by an Buyer Indemnified Person for indemnification from the Indemnifying Parties under this Article 11, arising from or relating to (i) any matter listed in the foregoing clauses (a)-(g) of Section 11.2 or (ii) the assertion, whether orally or in writing, against Buyer or any other Buyer Indemnified Person of a tax, claim, demand or Action brought by a third party against Buyer or such other Buyer Indemnified Person (in each such case, a “Third-Party Claim”) that is based on, arises out of or relates to any matter listed in the foregoing clauses (a)-(g) of Section 11.2.

(b)    [Intentionally Omitted]

(c)    Each Notice of Claim by Buyer given pursuant to this Section 11.4 shall contain the following information:

(1)    that Buyer or another Buyer Indemnified Person has directly or indirectly incurred, paid, sustained, reserved or accrued, or reasonably anticipates that it may directly or indirectly incur, pay, sustain, reserve or accrue, Damages;

(2)    to the extent reasonably practicable, a non-binding, preliminary estimate of the amount of such Damages (which amount may be the amount of damages claimed by a third party in an action brought against any Buyer Indemnified Person based on alleged facts, which if true, would give rise to liability for Damages to such Buyer Indemnified Person under this Article 11); and

(3)    a brief description, in reasonable detail (to the extent reasonably available to Buyer), of the facts, circumstances or events giving rise to such Damages based on Buyer’s good faith belief thereof, including (x) the basis for such anticipated liability and the nature of the breach to which such Damages are related and (y) the identity of any third-party claimant (to the extent reasonably available to Buyer); provided, however, that the Notice of Claim (i) need only specify such information to the knowledge of such officer of Buyer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Buyer Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Notice of Claim, and (iii) may be updated and amended from time to time by Buyer by delivering an updated or amended Notice of Claim, so long as the delivery of the original Notice of Claim is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Notice of Claim; provided further, that all Claims for Damages properly set forth in the original Notice of Claim or any update or amendment thereto shall remain outstanding until such Claims for Damages have been resolved or satisfied, notwithstanding the expiration of such Claims Period.

(d)    No delay on the part of Buyer in giving Parent a Notice of Claim (or any update or amendment thereto after conducting discovery regarding the underlying facts and circumstances set forth therein) shall relieve the Indemnifying Parties from any of its obligations under this Article 11 unless (and then only to the extent that) the Indemnifying Parties are materially prejudiced thereby in terms of the amount of Damages the Indemnifying Parties are obligated to indemnify the Buyer Indemnified Persons for.

11.5    Defense of Third-Party Claims.

(a)    Within thirty (30) days of being notified in writing by a Buyer Indemnified Person of a Third-Party Claim, the Indemnifying Parties shall have the right to determine and conduct the investigation and defense of any Third-Party Claim at its own expense by notice to such Buyer Indemnified Person; provided that the Indemnifying Parties shall not be entitled to assume control of such defense if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, indictment, allegation or investigation; (2) the claim primarily seeks (and continues to seek) non-monetary damages (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages); or (3) upon petition by a Buyer Indemnified Person, the appropriate court rules that the Indemnifying Parties failed or is failing to vigorously prosecute or defend such claim.

(b)    The Buyer Indemnified Persons and the Indemnifying Parties shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim (to the extent that receipt of such documents by such Person does not affect any legal privilege and subject to execution by such Person of a standard non-disclosure agreement to the extent that such materials contain confidential or proprietary information). However, if an Indemnifying Party has assumed control of any Third-Party Claim, the Buyer Indemnified Persons may participate in such Third-Party Claim or any Action related to such Third-Party Claim with counsel of their choosing and at their sole expense.

(c)    If an Indemnifying Party shall control the defense of any Third-Party Claim, such Indemnifying Party shall obtain the prior written consent of the Buyer before entering into any settlement of or ceasing to defend such Third-Party Claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against any Buyer Indemnified Person or if such settlement does not expressly and unconditionally release the Buyer Indemnified Persons from all liabilities and obligations with respect to such Third-Party Claim, without prejudice. If an Indemnifying Party does not control the defense of any Third-Party Claim, the Buyer Indemnified Person(s) shall not enter into any settlement of such Third-Party Claim without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

11.6    Resolution of Notice of Claim. Each Notice of Claim (other than Third-Party Claims) given by Buyer shall be resolved as follows:

(a)    Uncontested Claims. If, within 30 days after a Notice of Claim is received by Parent, Parent does not contest such Notice of Claim in writing to Buyer as provided in Section 11.6(b), the Indemnifying Persons shall be conclusively deemed to have consented to the recovery by the Buyer Indemnified Person of the full amount of Damages specified in the Notice of Claim in accordance with this Article 11, including the forfeiture of Escrow Cash.

(b)    Contested Claims. If Parent gives Buyer written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 30 day period specified in Section 11.6(a), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Buyer and Parent or (ii) in the absence of such a written settlement agreement within 30 days following receipt by Buyer of the written notice from Parent, by binding litigation between Buyer and Parent in accordance with the terms and provisions of Section 11.6(c).

(c)    Litigation of Contested Claims. Either Buyer or Parent may bring suit to resolve the Contested Claim in the Court of Chancery of the State of Delaware or, if such court declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware. The decision of the trial court as to the validity and amount of any claim in such Notice of Claim shall be nonappealable, binding and conclusive upon the parties to this Agreement. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

11.7    Treatment of Indemnification Payments. The Seller Group Parties and Buyer agree to treat (and cause their Affiliates to treat) any payment received pursuant to this Article 11 as adjustments to the Purchase Price for all tax purposes, except as otherwise required by Applicable Law.

ARTICLE 12

MISCELLANEOUS

12.1    Governing Law. The internal laws of the State of Delaware, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto. The parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if such court declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 11.6(c)), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12.9 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

12.2    Assignment; Binding Upon Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of each party, including any successor to, or assignee of, all or substantially all of the business and assets of such party. Each party may assign its rights and obligations under this Agreement to any Affiliate of such party, provided that no such assignment shall relieve the assigning party of any of its obligations hereunder. Except as set forth in the preceding sentences, no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.

12.3    Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

12.4    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

12.5    Other Remedies. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

12.6    Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by each of Buyer and Parent. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. At any time prior to the Closing, each of Parent and Buyer may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

12.7    Expenses. Except as otherwise provided herein, whether or not the Equity Purchase is successfully consummated, each party shall bear its respective legal, auditors’, investment bankers’ and financial advisors’ fees and other expenses incurred with respect to this Agreement, the Equity Purchase and the transactions contemplated hereby.

12.8    Attorneys’ Fees. Except for disputes arising under Section 2.5, should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party shall be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

12.9    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile or email, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile or email, three days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 12.9:

If to Buyer, or to Targets after the Closing:

Coupa Software Incorporated

1855 South Grant Street

San Mateo, CA 94402

Attention: General Counsel

Email: legalnotices@coupa.com

with a copy to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP

1200 Seaport Blvd

Redwood City, CA 94063

Attention: Daniel O’Connor and John Olson

Facsimile No.: (650) 321-2800

Email: doconnor@gunder.com and jolson@gunder.com

If to Targets (before the Closing):

Hiperos, LLC // GTCR/Opus Blocker Corp.

c/o GTCR LLC

300 North LaSalle Street

Chicago, IL 60654

Attention: Collin E. Roche and Aaron D. Cohen

Facsimile No.: (312) 382-2201

Email: croche@gtcr.com and acohen@gtcr.com

with a copy to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attention: Stephen L. Ritchie, P.C., Mark A. Fennell, P.C. and Daniel A. Guerin

Facsimile No.: (312) 862-2200

Email:    stephen.ritchie@kirkland.com, mark.fennell@kirkland.com and daniel.guerin@kirkland.com

If to Sellers:

Opus Global Holdings, LLC // GTCR Fund X/C LP // GTCR/Opus Splitter LP

c/o GTCR LLC300

North LaSalle Street

Chicago, IL 60654

Attention: Collin E. Roche and Aaron D. Cohen

Facsimile No.: (312) 382-2201

Email: croche@gtcr.com and acohen@gtcr.com

with a copy to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Stephen L. Ritchie, P.C., Mark A. Fennell, P.C. and Daniel A. Guerin

Facsimile: (312) 862-2200

Email: stephen.ritchie@kirkland.com, mark.fennell@kirkland.com and daniel.guerin@kirkland.com

12.10    Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

12.11    No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section  12.11.

12.12    Further Assurances. Prior to and following the Closing, each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement, including, without limitation, the Sellers using commercially reasonable efforts to promptly vest the individuals designated by Buyer as authorized signatories on the bank accounts of the Targets.

12.13    Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, consultant, contractor, Affiliate, member, unitholder, equityholder or partner of any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; except that Article 11 is intended to benefit the Buyer Indemnified Persons.

12.14    Public Announcement. Following execution of this Agreement, Buyer may issue a press release and Current Report on Form 8-K announcing the entry into this Agreement; provided that a Current Report on Form 8-K and press release announcing the entry into this Agreement will not be filed until the earlier of (i) December 6, 2018, (ii) the Closing Date and (iii) the date that is four Business Days following the Agreement Date. Buyer will provide Parent with a reasonable opportunity to review and comment on such press release and Current Report on Form 8-K, it being understood that the ultimate content of such press release and Current Report on Form 8-K will be determined by Buyer. Prior to the Closing, except as set forth above in this Section 12.14, neither party shall make any public announcement relating to this Agreement or the transactions contemplated hereby (except as may be required by law). Each party shall use its reasonable efforts prior to Closing to prevent any such public announcement by its officers, directors, employees, consultants, contractors, members, unitholders, equityholders and agents. After the Closing, Buyer may issue such press releases, and make such other public statements or filings regarding the Equity Purchase, as it reasonably determines are required under Applicable Law or regulatory rules (including any listing agreement with any national securities exchange or stock market) or otherwise in the best interest of Buyer, but the Seller Group Parties shall not issue any press release or make any public statement regarding the Equity Purchase or Buyer or Buyer’s business without first consulting with Buyer (including by providing Buyer the opportunity to review and comment thereon) and obtaining Buyer’s agreement to such press release or public statement, except as the Seller Group Parties (i) reasonably determine is required by Applicable Law (in which case they shall notify Buyer a reasonable time in advance of any such press release or public statement) or (ii) may disclose the subject matter of this Agreement and the financial return and other financial performance or statistical information in connection with fundraising, marketing, informational or reporting activities to current and potential equityholders or investors.

12.15    Confidentiality Agreement. Hiperos and Buyer each confirm that they have entered into the NDA and that they are each bound by, and shall abide by, the provisions of such NDA; provided, however, that Buyer shall not be bound by such NDA after the Closing. If this Agreement is terminated, the NDA shall remain in full force and effect, and all copies of documents containing confidential information of a disclosing party shall be returned by the receiving party to the disclosing party or be destroyed, as provided in the NDA. The existence and terms of this Agreement, the Seller Ancillary Agreements, the Buyer Ancillary Agreements and the documents and instruments contemplated hereby and thereby, and the transactions contemplated hereby and thereby, shall constitute “Evaluation Material” under such NDA.

12.16    Entire Agreement. This Agreement, the exhibits and schedules hereto, the Seller Ancillary Agreements and the Buyer Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the NDA. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

12.17    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

12.18    Acknowledgement of the Buyer. The Buyer acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its and their respective representatives) that: (a) it has conducted to its satisfaction its own independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Targets and the Business and has been afforded satisfactory access to the books and records, facilities and personnel of the Targets and the Business for purposes of conducting such investigation and verification, (b) the representations and warranties of the Targets expressly and specifically set forth in Article 3 of this Agreement constitute the sole and exclusive representations and warranties of the Targets in connection with the transactions contemplated by this Agreement (the “Targets Representations”), (c) the representations and warranties of the Sellers expressly and specifically set forth in Article 4 of this Agreement constitute the sole and exclusive representations and warranties of the Sellers in connection with the transactions contemplated by this Agreement (the “Sellers Representations”), (d) except for the Targets Representations and the Sellers Representations, none of the Targets, the Sellers or any other Person makes, or has made, any other express or implied representation or warranty with respect to the Sellers, the Targets or their Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to the Buyer or its Affiliates or representatives in certain “data rooms,” management presentations or in any other form in expectation of the transactions contemplated by this Agreement, including meetings, calls or correspondence with management of the Targets or the Sellers, and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of the Targets, or the quality, quantity or condition of the Targets’ assets) are specifically disclaimed by the Sellers, the Targets and all other Persons (including the representatives of the Targets and the Sellers and its Affiliates and their respective representatives) and (e) the Buyer and its Affiliates are not relying on any representations and warranties in connection with the transactions contemplated by this Agreement except the Targets Representations by the Targets and the Sellers Representations by the Sellers. In connection with the Buyer’s investigation of the Targets and the Business, the Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Targets and the Business and certain business plan information. The Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties and that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Without limiting the foregoing provisions of this paragraph, the Buyer hereby acknowledges and agrees that none of the Sellers, the Targets or their Subsidiaries or any of their respective current or former Affiliates or representatives is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, and that the Buyer has not relied on any such estimates, projections or other forecasts or plans. The Buyer further acknowledges and agrees that from and after the Closing, (i) none of the Sellers, the Targets, their Subsidiaries, or any other Person shall have or be subject to any liability to the Buyer, the Targets or any other Person resulting from the distribution to the Buyer, or the Buyer’s use of, any such estimates, projections or forecasts or (except to the extent expressly covered by the Targets Representations and the Sellers Representations) any other information, document or material provided to or made available to the Buyer or its Affiliates or representatives in certain “data rooms,” management presentations or in any other form in expectation of the transactions contemplated by this Agreement and (ii) the Buyer and its Affiliates have not relied on any such information, document or material. Effective upon Closing, the Buyer waives, on its own behalf and on behalf of its respective Affiliates, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the Sellers, the Targets, their Subsidiaries and any of their respective current or former Affiliates or representatives relating to the operation of the Targets and the Business or their respective businesses or relating to the subject matter of this Agreement, the Seller Disclosure Letter or the transactions contemplated by this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise; provided that the foregoing shall not prejudice or limit any rights under this Agreement. The Buyer acknowledges and agrees that it will not assert, institute or maintain any action, suit, claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 12.18. Each Seller shall have the right to enforce this Section 12.18 on behalf of any Person that would be benefitted or protected by this Section 12.18 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable.

12.19    No Recourse. Notwithstanding any provision of this Agreement or otherwise, the parties agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that no Non-Recourse Party of a party shall have any liability relating to this Agreement or any of the transactions except as otherwise agreed to in writing by such Non-Recourse Party. The Non-Recourse Parties of the parties shall be third-party beneficiaries of, and shall have the right to enforce, this Section  12.19.

12.20    Provision Respecting Legal Representation.

(a)    It is acknowledged by each of the parties, on its own behalf and on behalf of its respective managers, directors, equityholders, members, partners, officers, employees and Affiliates, that the Targets and the Sellers have retained Kirkland & Ellis LLP (and its affiliated entity Kirkland & Ellis International LLP) (collectively, the “Retained Counsel”) to act as their counsel in connection with the transactions and that the Retained Counsel has not acted as counsel for any other party in connection with the transactions and that none of the other parties has the status of a client of the Retained Counsel for conflict of interest or any other purposes as a result thereof. The Buyer and the Targets and their respective Subsidiaries hereby agree, on their own behalf and on behalf of their respective managers, directors, equityholders, members, partners, officers, employees and Affiliates, that, in the event that a dispute arises after the Closing between the Buyer, the Targets and/or their Subsidiaries, on the one hand, and the Sellers and/or any of their Affiliates, on the other hand, the Retained Counsel may represent the Sellers and/or their Affiliates in such dispute even though the interests of the Sellers or their Affiliates may be directly adverse to the Buyer, the Targets or their Subsidiaries, and even though the Retained Counsel may have represented the Targets in a matter substantially related to such dispute, or may be handling ongoing matters for the Buyer, the Targets or any of their Subsidiaries.

(b)    The Buyer agrees that, after the Closing, neither the Buyer, nor any of its Subsidiaries or Affiliates will have any right to access or control any of the Retained Counsel’s records relating to or affecting the transactions contemplated under this Agreement with respect to its representation of the Sellers and the Targets, which will be the property of (and be controlled by) the Sellers. In addition, the Buyer agrees that it would be impractical to remove all attorney-client communications from the records (including e-mails and other electronic files) of the Targets. Accordingly, the Buyer will not, and will cause each of its Subsidiaries and Affiliates (including, after Closing, the Targets) not to, introduce any attorney-client communication between Targets and the Retained Counsel prior to Closing (“Covered Communications”) remaining in the records of the Targets after Closing as evidence in any dispute with Sellers or any of Sellers’ Affiliates in a manner that may be adverse to the Sellers or any of the Sellers’ Affiliates. The Buyer agrees, on its own behalf and on behalf of its Subsidiaries and Affiliates (including, after Closing, the Targets), that from and after Closing the Sellers will have the exclusive right to control, assert or waive the attorney-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Covered Communications in any dispute with Buyer or any of Buyer’s Affiliates. Accordingly, the Buyer will not, and will cause each of its Subsidiaries and Affiliates (including, after Closing, the Targets) not to, (x)

assert any attorney-client privilege, other evidentiary privilege, or expectation of client confidence with respect to any Covered Communications in any dispute with Sellers or any of Sellers’ Affiliates (but without prejudice to the Targets’ rights to make such assertions in any post-Closing dispute with a Person that is not the Sellers or an Affiliate of the Sellers); or (y) intentionally take any action which could cause any attorney-client communication to cease being a confidential communication or to otherwise lose protection under the attorney-client privilege or any other evidentiary privilege, including waiving such protection in any dispute with a Person that is not the Sellers or an Affiliate of the Sellers. The Retained Counsel shall be a third-party beneficiary of, and shall have the right to enforce, this Section 12.20.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HIPEROS, LLC

By:	/s/ Emanuele Conti
Name:	Emanuele Conti
Title:	Chief Executive Officer

OPUS GLOBAL HOLDINGS, LLC

By:	/s/ Emanuele Conti
Name:	Emanuele Conti
Title:	Chief Executive Officer

GTCR/OPUS BLOCKER CORP.

By:	/s/ Emanuele Conti
Name:	Emanuele Conti
Title:	Chief Executive Officer

GTCR/OPUS SPLITTER LP

By:	GTCR/Opus Blocker Corp.
Its:	General Partner

By:	/s/ Emanuele Conti
Name:	Emanuele Conti
Title:	Chief Executive Officer

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

GTCR FUND X/C LP

By:	GTCR Partners X/A&C LP
Its:	General Partner

By:	GTCR Investment X LLC
Its:	General Partner

By:	/s/ Collin E. Roche
Name:	Collin E. Roche
Title:	Authorized Signatory

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

COUPA SOFTWARE INCORPORATED

By:	/s/ Rob Bernshteyn
Name:	Rob Bernshteyn
Title:	Chief Executive Officer

[SIGNATURE PAGE TO PURCHASE AGREEMENT]